Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended June 30, 2025

Dated as at September 15, 2025

NEW PACIFIC METALS CORP.

Suite 1750 - 1066 West Hastings Street

Vancouver, BC, Canada V6E 3X1

Tel: (604) 633-1368

Fax: (604) 669-9387

Email: info@newpacificmetals.com

Website: www.newpacificmetals.com

TABLE OF CONTENTS

ITEM 1:	GENERAL		4
	1.1	Date of Information	4
	1.2	Forward-Looking Statements	4
	1.3	Cautionary Note to U.S. Investors	5
	1.4	Currency	5
ITEM 2:	CORPORATE STRUCTURE		5
	2.1	Names, Current Address and Incorporation	5
	2.2	Intercorporate Relationships	5
ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS		6
	3.1	Business of New Pacific	6
	3.2	Three Year History	6
	3.3	Significant Acquisitions	12
ITEM 4:	DESCRIPTION OF THE BUSINESS		13
	4.1	General	13
	4.2	Environmental, Social, and Governance	13
	4.3	Risk Factors	14
ITEM 5:	MINERAL PROPERTY		22
	5.1	Silver Sand Project	22
	5.2	Carangas Project	35
ITEM 6:	DIVIDENDS AND DISTRIBUTIONS		49
ITEM 7:	DESCRIPTION OF CAPITAL STRUCTURE		50
ITEM 8:	MARKET FOR SECURITIES		50
	8.1	Trading Price and Volume	50
	8.2	Prior Sales - Securities Not Listed or Quoted on a Marketplace	51
ITEM 9:	ESCROWED SECURITIES		51
ITEM 10:	DIRECTORS AND OFFICERS		51
	10.1	Name, Occupation and Security Holding	51
	10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	53
	10.3	Conflicts of Interest	53
ITEM 11:	AUDIT COMMITTEE		53
	11.1	Audit Committee Charter	53
	11.2	Composition of the Audit Committee	53
	11.3	Relevant Education and Experience	53
	11.4	Audit Committee Oversight	54
	11.5	Pre-Approval Policies and Procedures	54
	11.6	External Auditor Service Fees	54

ITEM 12:	PROMOTERS		55
ITEM 13:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		55
	13.1	Legal Proceedings	55
	13.2	Regulatory Actions	55
ITEM 14:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		55
ITEM 15:	TRANSFER AGENTS AND REGISTRARS		55
ITEM 16:	MATERIAL CONTRACTS		55
ITEM 17:	INTERESTS OF EXPERTS		55
ITEM 18:	ADDITIONAL INFORMATION		56

ITEM 1:	GENERAL
1.1	Date of Information

All information in this Annual Information Form (“AIF”) is as of June 30, 2025, unless otherwise indicated.

1.2	Forward-Looking Statements

Except for statements of historical fact relating to New Pacific Metals Corp. (the “Company” or “New Pacific”), certain statements and information contained in this AIF constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company’s projects; the results of any preliminary economic assessment (“PEA”), pre-feasibility study (“PFS”), mineral resource estimate (“MRE”) and other technical reports; timing of receipt of permits and regulatory approvals, including approvals of mining association contracts; estimates of the Company’s revenues and capital expenditures; the acquisition of other businesses, assets or securities; the growth of Company’s mineral resources through acquisitions and exploration; future securities offerings and use of proceeds therefrom; the terms of the Company’s securities; use of proceeds; capital expenditures; success of exploration activities; government regulation of mining operations; environmental risks; and other forecasts and predictions with respect to the Company and its properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crisis; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, evolving foreign trade policies, anti-corruption and anti-bribery laws, and other factors described under the heading “Risk Factors” in this AIF. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this AIF that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract (“MPC”) with Corporación Minera de Bolivia (“COMIBOL”), the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Carangas Project (as defined below) to Administrative Mining Contract (“AMC”); the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; assumptions regarding the impact of global trade policies; assumptions relating to the Company’s internal controls and compliance systems for anti-corruption and anti-bribery laws; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this AIF are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this AIF are qualified by these cautionary statements. The forward-looking statements contained in this AIF are made as of the date of such document and, accordingly, is subject to change after such date. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this AIF.

1.3	Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

This AIF has been prepared in accordance with the securities laws in effect in Canada which differ from the requirements of the United States of America (“U.S.” or “United States”) securities laws. The technical and scientific information contained herein has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differs from the standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not currently subject to the SEC Modernization Rules. Accordingly, the Company’s disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared such information under the standards adopted under the SEC Modernization Rules.

Readers are cautioned not to assume that all or any part of mineral resources will ever be converted into reserves. Pursuant to the Canadian Institute of Mining Definition Standards on Mineral Resources and Reserves (the “CIM Definition Standards”), inferred mineral resources are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.

1.4	Currency

All sums of money which are referred to herein are expressed in U.S. dollars, unless otherwise specified. The symbol “CAD$” denotes lawful money of Canada. The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average closing rate and the high and low closing exchange rates for one Canadian dollar expressed in U.S. dollars, as quoted by the Bank of Canada:

Year Ended June 30,
	2025	2024	2023
High	0.7429	0.7617	0.7841
Low	0.6848	0.7207	0.7217
Average	0.7170	0.7381	0.7467
Period End	0.7330	0.7306	0.7553

The exchange rate for one Canadian dollar expressed in U.S. dollars based upon the daily average exchange rate on June 30, 2025 provided by the Bank of Canada was $0.7330.

ITEM 2:	CORPORATE STRUCTURE
2.1	Names, Current Address and Incorporation

The Company was formed as a special limited company under the Company Act (British Columbia) on April 19, 1972. By special resolution of its shareholders dated July 21, 1983, the Company converted itself from a special limited company to a limited company. Subsequently, on November 6, 1997, the Company continued in Bermuda by way of continuation as a foreign corporation. On November 5, 2003, the Company continued in British Columbia under the Company Act (British Columbia). In 2004, the Company adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia). On July 1, 2016, the Company’s name was changed to “New Pacific Holdings Corp.” On July 20, 2017, the Company’s name was changed back to “New Pacific Metals Corp.” The head office, principal address, and registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The common shares of the Company (the “Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American, LLC (the “NYSE American”) under the symbol “NEWP”.

2.2	Intercorporate Relationships

The corporate structure of the Company and its subsidiaries, as of June 30, 2025, is as follows:

NEW PACIFIC METALS CORP.
CORPORATE STRUCTURE

New Pacific Metals Corp.
(B.C.)
100%
New Pacific Offshore Inc.
(British Virgin Islands "BVI")
100%
100%
100%
100%
SKN Nickel & Platinum Ltd.
(BVI)
Glory Metals Investment Corp. Limited
(Hong Kong)
New Pacific Investment Corp. Limited
(Hong Kong)
New Pacific Success Inc.
(BVI)
New Pacific Forward Inc.
(BVI)
New Pacific Andes Corp. Limited.
(Hong Kong)
100%
100%
100%
100%
100%
Fortress Mining Inc.
(BVI)
Empresa Minera Alcira S.A.
(Bolivia)
Minera Hastings S.R.L.
(Bolivia)
Colquehuasi S.R.L.
(Bolivia)
NPM Minerales S.A.
(Bolivia)
100%
98%
98%
Silver Sand AMC
Carangas* 3 exploration licenses
Silverstrike * 5 ATEs 4 exploration licenses

Note:* Project titles, permits and licenses owned by the Company's Bolivian joint venture partner.

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS
3.1	Business of New Pacific

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company’s precious metal projects include the flagship Silver Sand project (the “Silver Sand Project”), the Carangas project (the “Carangas Project”) and the Silverstrike project (the “Silverstrike Project”). With experienced management and sufficient technical and financial resources, management believes the Company is well positioned to create shareholder value through exploration and resource development.

3.2	Three Year History

(a)Events subsequent to June 30, 2025

On August 30, 2025, the Carangas community discussed the economic, environmental, and social impacts of the Carangas Project to their community during their community assembly meeting. At the end of the meeting, the Carangas community voted in favor of the Carangas Project and the presence of the Company in the community area to carry out permitting and development activities as a whole.

(b)Year ended June 30, 2025

On June 25, 2025, through a formal judicial resolution process in Bolivia, the Departmental Court of Justice of La Paz granted an amparo (a constitutional protection action) (the “Amparo”) to the Company that provides the Silver Sand Project with immediate and long-term protection against any kinds of encroachment and illegal mining activities. Since July 1, 2025, the illegal artisanal and small-scale miners (“ASMs”) have stopped their mining activities and withdrawn from the Silver Sand Project area and the Company has successfully regained access to the area and established a temporary camp. Survey and inspection work has been performed in the area to measure the extent of the impact of the ASMs’ activities on the Silver Sand Project’s mineral resources, preliminary results indicate the mineralized material extracted is not material.

On March 31, 2025, the Company announced the appointment of Jalen Yuan as Interim Chief Executive Officer and Chester Xie as Interim Chief Financial Officer. The Company also announced the resignation of Andrew Williams as Chief Executive Officer (“CEO”) and director of the Company.

On November 14, 2024, the Company filed an independent preliminary economic assessment technical report prepared in accordance with NI 43-101 for the Carangas Project titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” with an effective date of September 5, 2024 (the “Carangas PEA Technical Report”). It was independently prepared under contract with RPMGlobal (Canada) Ltd. (“RPM”) The qualified persons for the Carangas PEA Technical Report were Mr. Marcelo del Giudice, FAusIMM, Principal Metallurgist with RPM; Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services; Mr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services; Mr. Gonzalo Rios, FAusIMM, Executive Consultant – ESG with RPM; and Mr. Pedro Repetto, SME, P.E., Principal Civil/Geotechnical Engineer with RPM; and Mr. Anderson Candido, FAusIMM, Principal Geologist with RPM who estimated the mineral resources (collectively, the “Carangas PEA Technical Report Authors”). The Carangas PEA Technical Report is based on the mineral resource estimate (the “Carangas MRE Technical Report ”) for the Carangas Project, which was reported on September 5, 2023. Highlights from the Carangas PEA Technical Report include a 16-year life of mine (“LOM”), excluding 2-years of pre-production, producing approximately 106 million oz (“Moz”) of payable silver, 620 million pounds (“Mlbs”) of payable zinc and 382 Mlbs of payable lead; and payable silver production of approximately 8.5 Moz per year in years one through six; with LOM average silver production exceeding 6.5 Moz per year. For more information, please see the Company’s news release dated October 1, 2024 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On August 8, 2024, the Company reported the filing of its independent NI 43-101 technical report titled “Technical Report – Silver Sand Project Pre-Feasibility Study” dated August 8, 2024, and with an effective date of June 19, 2024 (the “Silver Sand PFS Technical Report”). AMC Mining Consultants (Canada) Ltd. (the “AMC Consultants”) (mineral resource and reserves, mining, infrastructure and financial analysis) was contracted to conduct the Silver Sand PFS Technical Report in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons for the Silver Sand PFS Technical Report for the purposes of NI 43-101 are Mr. Wayne Rogers, P.Eng., and Mr. Mo Molavi, P.Eng., both Principal Mining Engineers with AMC Consultants, Mr. Eugene Tucker, Principal Mining Engineer and Regional Manager with AMC Consultants, Mr. Andrew Holloway P.Eng., Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC, in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with BBA Engineering Ltd., formerly with AMC Consultants, who estimated the mineral resources (collectively, the “Silver Sand PFS Technical Report Authors”). The Silver Sand PFS Technical Report shows a post-tax net present value at a 5% discount rate of $740 million with an internal rate of return of 37% at a base case price of $24.00 per ounce (“oz”) of silver, underpinned by a production of approximately 157 million oz of silver over 13 years of mine life with average LOM all-in sustaining cost of $10.69/oz silver and initial capital cost of $358 million. The Silver Sand PFS Technical Report is based on the mineral resource estimate dated November 28, 2022 and with an effective date of October 31, 2022 (the “Silver Sand MRE Technical Report”). For more information, please see the Company’s news releases dated August 8, 2024 and June 26, 2024 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

(c)Year ended June 30, 2024

On June 26, 2024, the Company reported the results of the Silver Sand PFS Technical Report. For more information, please see the Company’s news release dated June 26, 2024 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On April 29, 2024, the Company reported positive metallurgical test results for the Silver Sand Project. For more information, please see the Company’s news release dated April 29, 2024 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On December 1, 2023, the Company announced the appointment of Mr. Myles Gao and Mr. Andrew Williams as directors of the Company.

On September 29, 2023, the Company closed a bought deal financing, where a total of 13,208,000 Shares were sold at a price of $1.96 (CAD $2.65) per Share for total gross proceeds of approximately $25.9 million (CAD $35 million) (the “Offering”). The Offering was completed by way of a prospectus supplement dated September 26, 2023 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated August 16, 2023 (the “2023 Prospectus”). The underwriters’ fee and other issuance costs for the transaction were approximately $1.4 million. The Company used the net proceeds of the Offering to advance exploration and development at the Silver Sand Project and Carangas Project and for operating expenses, as disclosed in the Prospectus Supplement.

On September 18, 2023, the Company filed an independent technical report prepared in accordance with NI 43-101 titled “Carangas Silver-Gold Project – Department of Oruro, Bolivia – NI 43-101 Mineral Resource Estimate Technical Report” with an effective date of August 25, 2023 (the “Carangas MRE Technical Report”). This report has been superseded by the Carangas PEA Technical Report and should no longer be relied upon.

On September 11, 2023, the Company announced the appointment of Mr. Andrew Williams as CEO and that Dr. Rui Feng, founder of the Company, had stepped down as CEO. The Company also appointed Mr. Paul Simpson as a director of the Company.

On September 5, 2023, the Company reported the results of the Carangas MRE Technical Report. The effective date of the Carangas MRE Technical Report is August 25, 2023. For more information, please see the Company’s news release dated September 5, 2023 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On August 16, 2023, the Company filed the 2023 Prospectus with the securities regulatory authorities in each of the provinces of Canada and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (the “2023 Registration Statement”). The 2023 Prospectus and the 2023 Registration Statement replaced the Company’s prior base shelf prospectus, which was filed in July 2021 and expired in August 2023. The 2023 Prospectus and 2023 Registration Statement enable the Company to make offerings of up to US$200,000,000 of Shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company, or any combination thereof, from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement during the 25-month period that the 2023 Prospectus is effective, which is expected to expire on or about September 16, 2025. Copies of the 2023 Prospectus and Prospectus Supplement are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and a copy of the 2023 Registration Statement was filed with the SEC on EDGAR at www.sec.gov/edgar. The 2023 Prospectus, the Prospectus Supplement and the 2023 Registration Statement can also be located on the Company’s website at www.newpacificmetals.com.

On July 6, 2023, the Company announced the assay results of the last 18 drill holes from its 2023 dill program at its Carangas Project. For more information, please see the Company’s news release dated July 6, 2023 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com. The 2023 drill program was completed with 17,623 m in 39 holes. For details of the 2023 drill program, please refer to the Company’s news releases dated July 6, 2023 and May 30, 2023, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

(d)Year ended June 30, 2023

On May 30, 2023, the Company reported assay results of the first 21 drill holes from its 2023 Q1 drill program at its Carangas Project. The 2023 Q1 drilling was a continuation of the 2022 drilling campaign at the Carangas Project. It was originally budgeted as 15,000 metres (“m”) of diamond core drilling, infilling areas drilled in 2021-2022 and stepping out beyond these previously drilled areas. This drilling program started on schedule in January 2023 and was expanded based on encouraging results and is now complete. A total of 17,623 m in 39 holes was drilled up to the end of April 2023. Each of the 39 holes intersected mineralization. For more information, please see the Company’s news release dated May 30, 2023 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On April 6, 2023, the Company announced the assay results of the last 29 drill holes from the 2022 drill program at its Carangas Project. The 2022 drill program was completed with 50,368 m drilled in 115 holes. For details of the 2022 drill program, please refer to the Company’s news releases dated April 6, 2023, February 21, 2023, February 1, 2023, January 24, 2023, November 14, 2022, October 19, 2022, August 8, 2022, and July 13, 2022, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On February 21, 2023, the Company reported assay results from the Carangas Project, including 524 m interval grading 1.24 grams (“g”) per tonne (“t”) of gold (“Au”). . For more information, please see the Company’s news release dated February 21, 2023 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On February 16, 2023, the Company filed an independent preliminary economic assessment and technical report prepared in accordance with NI 43-101 titled “Technical Report – Silver Sand Deposit Preliminary Economic Assessment” dated February 16, 2023, and with an effective date of November 30, 2022 (the “Silver Sand PEA Technical Report”). The Silver Sand PEA Technical Report is based on the Silver Sand MRE Technical Report, which was reported on November 28, 2022. The Silver Sand PEA Technical Report has been superseded by the Silver Sand PFS Technical Report, and should no longer be relied upon.

On February 1, 2023, the Company reported assay results from the Carangas Project, including 230 m interval grading 146 g/t of silver (“Ag”). For more information, please see the Company’s news release dated February 1, 2023 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On January 24, 2023, the Company announced assay results from the Carangas Project, including a 505 m interval grading 1.22 g/t Au. For more information, please see the Company’s news release dated January 24, 2023 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On January 9, 2023, the Company reported the results of the Silver Sand PEA Technical Report. For more information, please see the Company’s news release dated January 9, 2023 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On December 2, 2022, the Company approved the appointment of Dr. Peter Megaw and Mr. Dickson Hall to the board of directors of the Company (the “Board”). Mr. Jack Austin and Mr. David Kong did not stand for re-election as directors.

On November 28, 2022, the Company announced the results of the Silver Sand MRE Technical Report. For more information, please see the Company’s news release dated November 28, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On November 22, 2022, the Company announced the filing of a technical report entitled “Carangas Project Technical Report” with an effective date of June 16, 2022. This report has been superseded by the Carangas PEA Technical Report, and should no longer be relied upon.

On November 21, 2022, the Company reported positive preliminary metallurgical test results from the Carangas Project, with up to 98% gold recovery achieved through cyanide leaching. For more information, please see the Company’s news release dated November 21, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On November 14, 2022, the Company announced drill results from the Carangas Project, including an intercept of 591 m grading 1.03 g/t gold. For more information, please see the Company’s news release dated November 14, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On November 1, 2022, the Company announced drilling results from the Silverstrike Project, including an intersection at 86 m of near-surface oxide mineralization grading 2.2 g/t gold. For more information, please see the Company’s news release dated November 1, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On October 19, 2022, the Company reported assay results from the Carangas Project, including a 163 metre interval grading 109 g/t silver. For more information, please see the Company’s news release dated October 19, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On September 19, 2022, the Company announced the receipt of assay results for all of the 86 drill holes completed under the 2022 resource infill and step-out drill program at the Silver Sand Project (the “2022 Silver Sand Drill Program”). The 2022 Silver Sand Drill Program of 19,323 m in 86 drill holes, together with the 55 drill holes completed in 2021, intended to expand and improve the confidence in the geological model and the Silver Sand MRE Technical Report. For further details, please refer to the Company’s news release dated September 19, 2022, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On September 12, 2022, the Company announced assay results from the Silverstrike Project, including intercepts of 111 m grading 1.54 g/t Au near surface. For more information, please see the Company’s news release dated September 12, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On August 8, 2022, the Company reported assay results from the Carangas Project, including a 514 m intercept grading 1.1 g/t Au in hole DCAr0044. For more information, please see the Company’s news release dated August 8, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On July 13, 2022, the Company announced assay results from the Carangas Project, including a 535 metre interval grading 1.0 g/t gold, and a separate 58 m interval grading 507 g/t Ag. For more information, please see the Company’s news release dated July 13, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

PROJECT OVERVIEW

Bolivian Licence Tenure

A summary of current Bolivian mining laws with respect to the AMC and exploration license is presented below.

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Mining Administrative Jurisdictional Authority (“AJAM”). Under Bolivian mining laws, tenure is granted as either an AMC or an exploration license. Tenure held under the previous legislation was converted to Autorización Transitoria Especiales (“ATEs”) which are required to be consolidated into new 25-hectare sized cuadriculas (concessions) and converted to AMCs. AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading. AMCs have a fixed term of 30 years and can be extended for an additional 30 years if certain conditions are met. Each AMC requires ongoing work and the submission of plans to AJAM.

Exploration licenses allow exploration activities only and must be converted to AMCs to conduct exploitation and development activities. Exploration licenses are valid for a maximum of five years and provide the holder with the preferential right to request an AMC. In specific areas, mineral tenure is owned by the COMIBOL. In these areas, development and production agreements can be obtained by entering into an MPC with COMIBOL.

Silver Sand Project

The Silver Sand Project is located in the Colavi District of Potosí Department in southwestern Bolivia at an elevation of 4,072 m above sea level, 33 kilometres (“km”) northeast of Potosí City, the department capital.

The Silver Sand Project is comprised of two claim blocks, the Silver Sand south and north blocks, which covers a total area of 5.42 km2. The Silver Sand south block, covering an area of 3.17 km2 hosts the Silver Sand deposit. On August 12, 2021, the Company announced the receipt of an AMC for the Silver Sand south block from AJAM. The Silver Sand north block covers an area of 2.25 km2 and is comprised of two AMCs (Jisasjardan and Bronce). The AMCs establish a clear title to the Silver Sand Project.

The Company has carried out extensive exploration and resource definition drill programs on the Silver Sand Project between 2017 and 2022, completing a total of 139,920 m of diamond drilling in 564 holes during the period. The Silver Sand MRE Technical Report is based on these extensive exploration programs. Based on the Silver Sand MRE Technical Report, the Silver Sand Project has an estimated measured and indicated mineral resource of 201.77 Moz of silver at head grade of 116 g/t and an estimated inferred mineral resource of 12.95 Moz of silver at 88 g/t. For further details on the Silver Sand MRE Technical Report, please refer to the Company’s news release dated November 28, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On February 16, 2023, the Company filed the Silver Sand PEA Technical Report. The Silver Sand PEA Technical Report is based on the Silver Sand MRE Technical Report, which was reported on November 28, 2022. The Silver Sand PEA Technical Report has been superseded by the Silver Sand PFS Technical Report, and should no longer be relied upon.

On August 8, 2024, the Company reported the filing of its independent NI 43-101 Silver Sand PFS Technical Report, with an effective date of June 19, 2024. AMC Mining Consultants (Canada) Ltd. (mineral resource and reserves, mining, infrastructure and financial analysis) was contracted to conduct the Silver Sand PFS Technical Report in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The Silver Sand PFS Technical Report is building on the Silver Sand PEA Technical Report.

Highlights of the Silver Sand PFS Technical Report are as follows:

●	Post-tax NPV at a 5% discount rate of $740 million and an internal rate of return (“IRR”) of 37% at a base case price of $24.00/oz silver;
●	13 years mine life, excluding the 2 years pre-production period, producing approximately 157 Moz of silver. Annual silver production exceeds 15 Moz in years one through three with LOM average annual silver production exceeding 12 Moz;
●	Initial capital costs of $358 million and a post-tax payback of 1.9 years (from the start of production) at $24.00/oz silver; and
●	Average LOM AISC of $10.69/oz silver.

For more details, please refer to the Company’s news releases dated June 26, 2024 and August 8, 2024, and the Silver Sand PFS Technical Report filed on August 8, 2024 under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

Permitting

In May 2023, the Silver Sand Project obtained its environmental categorization as a proposed open pit operation from Bolivia’s Ministry of Environment and Water, formally commencing the Environmental Impact Assessment Study (“EEIA”) process. The Company continues to advance its socialization process with communities located within the Silver Sand Project’s area of influence and collect wet and dry season environmental baseline data. In addition, the Company is establishing a development fund for sustainable development projects in partnership with local communities, demonstrating its long-term commitment to the region. After completion of the socialization process, the Company plans to achieve the following:

●	obtain surface rights through long-term land lease agreements;

●	finalize a resettlement and compensation plan for impacted families; and
●	implement measures to safeguard cultural and historical heritage.

The Company is also pursuing compliance with the International Finance Corporation’s eight performance standards for sustainable development. This aligns with the Company’s commitment to responsible mining while providing the ancillary benefit of positioning the Silver Sand Project for development by the Company, or another party, upon successful completion of the EEIA process.

Mining Production Contract

On January 11, 2019, New Pacific announced that its 100% owned subsidiary, Empresa Minera Alcira S.A. (“Alcira”), entered into an MPC with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in ATEs and cuadriculas owned by COMIBOL adjoining the Silver Sand Project.  An update to the MPC was made with COMIBOL on January 19, 2022. The MPC is comprised of two areas. The first area is located to the south and west of the Silver Sand Project.  The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, wherein COMIBOL is expected to apply for exploration and mining rights with AJAM. Upon granting of the exploration and mining rights, COMIBOL will contribute these additional properties to the MPC.

A portion of the MPC area contains approximately 10% of the mineral resource as part of the Silver Sand MRE Technical Report. Other than that, there are no known economic mineral deposits, nor any previous drilling or exploration discoveries within the remaining MPC area. The MPC presents an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

Since October 2023, the Company continues to engage with COMIBOL to obtain the ratification and approval of the signed MPC by the Plurinational Legislative Assembly of Bolivia. The Company and COMIBOL have refined the MPC to concentrate exclusively on claims immediately adjacent to the Silver Sand Project boundary. This streamlined landholding, while maintaining the core value of the MPC to the Silver Sand Project, is anticipated to facilitate progress towards ratification and approval of the MPC.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this AIF, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the Bolivia government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government’s position on these issues could adversely affect the ratification of the MPC and the Company’s business.

Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The Carangas Project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development and production activities for the Carangas Project. The agreement has a term of 30 years and is renewable for another 15 years.

The Company has carried out extensive exploration and resource definition drill programs on the Carangas Project between 2021 and 2023, completed a total of 81,145 m of diamond drilling in 189 holes during the period. On September 18, 2023, the Company filed its inaugural independent NI 43-101 technical report for the Carangas Project based on the results of these exploration programs. For more details on the Carangas MRE Technical Report, please refer to the Company’s news releases dated September 5, 2023 and September 18, 2023 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

On November 15, 2024, the Company announced the filing of the Carangas PEA Technical Report, prepared under contract with RPM in accordance with NI 43-101. Highlights of the Carangas PEA Technical Report are as follows:

●	Post-tax net present value (“NPV”) (5%) of $501 million and IRR of 26% at a base case price of $24.00/oz silver, $1.25/lb zinc, and $0.95/lb lead;
o	NPV and IRR of $748 million and 34%, respectively, at $30/oz silver;
●	16-year LOM, excluding 2-years of pre-production, producing approximately 106 Moz of payable silver, 620 Mlbs of payable zinc and 382 Mlbs of payable lead;
o	Payable silver production of approximately 8.5 Moz per year in years one through six; with LOM average silver production exceeding 6.5 Moz per year;
●	Initial capital costs of $324 million and a post-tax payback of 3.2 years;
●	Average LOM all-in sustaining cost (“AISC”) of $7.60/oz silver, net of by-products; and
●	Approximately 500 direct permanent jobs to be created from the Carangas Project.

For more details on the Carangas PEA Technical Report, please refer to the Company’s news releases dated October 1, 2024 and November 15, 2024, and the Carangas PEA Technical Report filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

No additional drilling and advanced study are planned until the Company has increased confidence in the likelihood of successful permitting outcomes.

Permitting

After completing the Carangas PEA Technical Report, the Company intends to continue its efforts to secure the necessary permits for the Carangas Project. This is anticipated to include securing a comprehensive mine development agreement with the local community, converting the Company’s exploration license into an AMC, completing an EEIA and obtaining legal certainty for the Carangas Project’s location within 50 km of the Bolivian border with Chile.

The Company is encouraged by the strong support from both the Oruro Department and the federal government in advancing the Carangas Project. Through Oruro Mining Task Force, the Government of Bolivia has passed a Ministerial Resolution outlining the AMC conversion process, with the Carangas Project set to become one of the large-scale projects to pursue this transition. The next step in the AMC process is to complete a successful Consulta Previa, demonstrating formal community consent of the proposed development plan at the Carangas Project, followed by the AMC application.

On August 30, 2025, the Carangas community discussed the economic, environmental, and social impacts of the Carangas Project to their community during their community assembly meeting. At the end of the meeting, the Carangas community voted in favor of the Carangas Project and the presence of the Company in the community area to carry out permitting and development activities as a whole.

Silverstrike Project

The Silverstrike Project is located approximately 140 km southwest of La Paz, Bolivia.  In December 2019, the Company signed a mining association agreement and acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation that is owned 100% by Bolivian nationals and holds the title to the nine ATEs (covering an area of approximately 13 km2) that comprise the Silverstrike Project.

Under the mining association agreement, the Company is required to cover 100% of future expenditures, including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project.  The agreement has a term of 30 years and is renewable for another 15 years.

During 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the Silverstrike Project. The results to date identified near surface broad zones of silver mineralization in altered sandstones to the north, with similarities to that at the Silver Sand Project; and in the Silverstrike Project’s central area, a near surface broad silver zone that occurs near the top of a 900 m diameter volcanic dome of ignimbrite (volcaniclastic sediments) units with intrusion of rhyolite dyke swarm and andesite flows; and a broad gold zone occurs half-way from the top of the dome.

In 2022, the Company completed a 3,200 m drill program at the Silverstrike Project. Assay results for the two drill holes were released in the news releases dated November 1, 2022 and September 12, 2022 filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar, and on the Company’s website at www.newpacificmetals.com.

Further exploration activities remain on standby as the Company focuses on the programs for the Silver Sand Project and Carangas Project, as outlined above.

Frontier Area – Carangas and Silverstrike Projects

The Carangas Project and the Silverstrike Project are located within 50 km of the Bolivian border with Chile. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders (the “Frontier Area”). Property owners in the Frontier Area are, however, permitted to enter into mining association agreements with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy. Although the Company believes the mining association agreements for the Carangas Project and the Silverstrike Project are legally compliant with the Frontier Area requirements and Bolivian mining laws, there is no assurance that the Company’s Bolivian partners will be successful in obtaining the approval of AJAM to convert the exploration licenses to AMCs in the case of the Carangas Project, or that even if approved, that such relationships and structures will not be challenged by other Bolivian organizations or communities.

3.3	Significant Acquisitions

The Company made no significant acquisitions in its most recently completed financial year.

ITEM 4:	DESCRIPTION OF THE BUSINESS
4.1	General

Specialized Skill and Knowledge

All aspects of the Company’s business activities require specialized skills and knowledge. Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining experts for its key activities.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If global economic conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Company’s projects.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to a major part of its products or services or to purchase a major part of its requirements for goods, services or raw materials, or on any franchise, license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

Foreign Operations

Our principal operations and assets are located in Bolivia. Our operations are exposed to various levels of political, economic, social and other risks and uncertainties. These risks and uncertainties include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Reorganizations

There have been no material reorganizations of the Company or its subsidiaries within the three most recently completed financial years nor any material reorganizations proposed for the current financial year.

Social Policies

The Board has adopted a written code of business conduct and ethics (the “Code”). A copy of the Code may be obtained by contacting the Company at the address on the cover of this AIF. Alternatively, a copy of the Code can be found on the Company’s website at www.newpacificmetals.com. When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior Management are dealt with by the Board, regardless of apparent immateriality.

Employees

As at June 30, 2025, the Company had 36 employees.

4.2	Environmental, Social, and Governance

The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strives to build a strong cooperative culture centered around our key values of respect, equality, and responsibility, and aim to deliver social and economic benefits while creating shareholder value.

As a responsible miner, the Company is committed to integrating environmental, social, and governance factors into our business strategies and generating impactful changes in the communities in which the Company works and lives. Through the integration of ESG factors into our strategic planning, operations, and management, the Company is able to bring about sustainable economic, social, and environmental value to all stakeholders.

4.3	Risk Factors

Mining Business

An investment in the Shares involves a significant degree of risk and ought to be considered a highly speculative investment. Shareholders of the Company may lose their entire investment. The market price of the Shares may be affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for its Shares. The effect of these and other factors on the market price of the Shares in the future cannot be predicted. The lack of an active public market could also have a material adverse effect on the price of the Shares.

In addition, risk factors identified in this AIF, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause actual results to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

The Company is currently in the business of acquiring, exploring, and developing mineral properties and is exposed to a number of risks and uncertainties that are common to other mineral exploration companies in the same business. The following is a brief discussion of those factors which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

No Revenues or Ongoing Mining Operations

The Company is an exploration and development stage mining company that has no revenue from operations and no ongoing mining production of any kind. The Company has not developed or operated any mines and has no operating history upon which an evaluation of the Company’s future success or failure can be made. The Company’s ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including the Company’s ability to successfully obtain essential permits, build and operate mines, processing plants, and related infrastructure. The Company may not successfully establish mining operations or profitably produce metals at its properties. As such, the Company does not know if it will ever generate revenues.

Mineral Deposits Not Economic

The determination of whether any mineral deposits on the Company’s mineral projects are economical is affected by numerous factors beyond the control of the Company. These factors include: (a) the metallurgy of the mineralization forming the mineral deposit; (b) market fluctuations for metal prices; (c) the proximity and capacity of natural resource markets and processing equipment; and (d) government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Political and Economic Risks in Bolivia

The Company’s projects are located in Bolivia and, therefore, the Company’s current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment.

The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

The Company’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this AIF, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the new government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Illegal, Artisanal and Small-Scale Mining

Illegal artisanal and small-scale miners (“ASMs”) are present in Bolivia and a few ASMs have operated on the Silver Sand Project between 2023 and June 2025.

The Company has taken steps to address the presence of these illegal ASMs, including the commencement of formal legal proceedings in December 2023. In addition, on May 7, 2024, the Company successfully obtained an execution order (the “Order”) from the AJAM for the reinstatement of its mining rights and is working closely with government authorities to enforce the Order. On June 25, 2025, through a formal judicial resolution process in Bolivia, the Departmental Court of Justice of La Paz granted an Amparo (a constitutional protection action) to the Company that provides the Silver Sand Project with immediate and long-term protection against any kinds of encroachment and illegal mining activities. Since July 1, 2025, the illegal ASMs’ have stopped their mining activities and withdrawn from the Silver Sand Project area and the Company has successfully regained access to the area and established a temporary camp. Survey and inspection work has been performed in the area to measure the extent of the impact of the illegal ASMs’ activities on the Silver Sand Project’s mineral resources, preliminary results indicate the mineralized material extracted is not material.

Illegal ASMs’ activities may recur and may present significant risks to the Company’s operations, including the potential for disruptions, property damage, environmental degradation, and personal injuries, for which the Company could be held responsible. Illegal ASMs can also lead to road blockages, delays, and disputes over access to and development of the Company’s mining projects, and such actions have limited the Company’s ability to carry out certain activities at the Silver Sand Project. The Company, with the assistance of local communities, government authorities and external consultants, has taken measures to reduce the prevalence of the illegal ASMs.

Notwithstanding the Company’s efforts to eliminate illegal ASMs activities, the Company also recognizes the importance of legal ASM Cooperatives (“CoOps”) near the Silver Sand Project that do not encroach on our mineral rights and is establishing a framework to coexist with these non-encroaching CoOps. These non-encroaching CoOps are important to the region’s economic and political landscape and the Company is committed to ensuring the shared benefits from a proposed modern mining operation, including access to milling capacity, technology, infrastructure, and capital, are realized. However, there can be no assurance that these measures will be effective in preventing future encroachment, illegal mining activities or conflict.

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the Company’s projects to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

At the Carangas Project, although a majority of respondents expressed support at an August 30, 2025 community assembly meeting, there is no guarantee that sufficient community consent will be maintained to satisfy permitting requirements. A lack of sustained majority support may delay or prevent the Company from obtaining necessary permits or proceeding with development activities.

Frontier Area

The Carangas Project and the Silverstrike Project are located within 50 km of the Bolivian border with Chile. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders. Property owners in the Frontier Area are, however, permitted to enter into mining association agreements with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy. While the Company believes the mining association agreements for the Carangas Project and the Silverstrike Project are legally compliant with the Frontier Area requirements and Bolivian mining laws, there is no assurance that the Company’s Bolivian partners will be successful in obtaining the approval of AJAM to convert the exploration licenses to AMC in the case of the Carangas Project, or that even if approved, that such relationships and structures will not be challenged by other Bolivian organizations or communities.

Acquisition and Maintenance of Permits and Government Approvals

Exploration and development of, and production from, any deposit at the Company’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company’s mineral projects and have a material adverse impact on the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with Bolivian laws related to the Frontier Areas, there is no assurance that the Company’s Bolivian partner will be successful in obtaining approval of AJAM to convert the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian organizations or communities.

The Company’s current and future operations, including development activities and commencement of production, if warranted, require permits from government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Time delays and associated costs related to applying for and obtaining permits and licenses may be prohibitive and could delay planned exploration and development activities. Failure to comply with or any violations of the applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

At the Carangas Project, permitting progress remains contingent on community consent and broader political support, including national recognition of the Carangas Project’s proposed “State of Necessity” designation and approval of the AMC application. However, there is no assurance that these efforts will be successful or that legislative or administrative processes will progress in a timely manner. Delays related to community engagement, evolving political dynamics, or lack of national-level support may adversely affect the Company’s ability to obtain necessary permits and move forward with development activities.

Parties engaged in mining operations may be required to compensate those impacted by mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

Operations and Exploration Subject to Governmental Regulations

The Company’s operations and exploration and development activities are subject to extensive laws and regulations governing various matters, including: (a) environmental protection; (b) management and use of toxic substances and explosives; (c) management of natural resources; (d) management of tailings and other wastes; (e) mine construction; (f) exploration, development of mines, production and post-closure reclamation; (g) exports; (h) price controls; (i) taxation and mining royalties; (j) regulations concerning business dealings with indigenous groups; (k) labour standards and occupational health and safety, including mine safety; and (l) historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities, enjoining or curtailing operations, or requiring corrective measures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s exploration activities, if any, and delays in the development of the Silver Sand Project.

The Company conducts operations in Bolivia. The laws of Bolivia differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are, or in the case of the Carangas Project, will be certified as, once approved by the AJAM, legally compliant with Bolivian laws related to the Frontier Area, there is no assurance that: (i) Minera Granville S.R.L. (“Granville”) will be successful in obtaining approval of the mining association agreement from AJAM in the case of the Carangas Project or the conversion of the exploration licenses to AMCs in the case of the Carangas Project, or (ii) such contractual relationships and structures will not be challenged by other Bolivian organizations or communities.

Impact of Environmental Laws and Regulations

The Company’s mineral projects are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Obstacles Implementing Capital Expenditure Projects

The Company’s mineral projects are subject to a number of risks that may make it less successful than anticipated, including: (a) delays or higher than expected costs in implementing recommendations contained in the Silver Sand PFS Technical Report or other technical reports that may be prepared for the Company’s mineral projects; (b) negative technical results and/or technical results that fail to deliver the required returns to render the ongoing development of the Silver Sand Project or the Company’s other mineral projects; (c) delays in receiving environmental permits and/or social licenses; (d) delays in receiving construction and operating permits; (e) delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Silver Sand Project and the Company’s other mineral projects; and (f) adverse mining conditions may delay and hamper the ability of the Company to produce the expected quantities of minerals.

General Market Events and Conditions

The unprecedented events in global financial markets in the past several years, exacerbated by outbreaks of epidemics or pandemics and other global crises, have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s business and industry. A number of issues related to economic conditions could have a material adverse effect on financial condition and results of operations of the Company, specifically: (a) the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity; (b) the volatility of metal prices would impact the revenues, profits, losses and cash flow of the Company; (c) continued recessionary pressures could adversely impact demand for the production from the Company’s mineral projects, if any; and (d) volatile energy, commodity and consumables prices and currency exchange rates would impact the Company’s production costs, if any.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, Bolivia and Canada, may have an adverse effect on the Company’s business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, Bolivia, and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions or disruptions on international trade or significant increases in tariffs on goods could potentially disrupt the Company’s existing supply chains and impose additional costs on the Company’s business.

Although management has determined that there have been no material effects to date on its operations regarding these developments, management cannot predict future potentially adverse developments in the political climate involving China, Canada the United States and Bolivia and thus these may have an adverse and material impact in the future on the Company’s operations and financial performance.

No Known Commercial Mineral Deposits

Neither the Silver Sand Project nor any of the Company’s other mineral projects currently contain known amounts of commercial mineral deposits. The Company’s program is exploratory only and there is no certainty that the expenditures to be made by the Company will result in the development of any commercial mineral deposits.

Changes in Market Price of Metals

The potential of the Company’s mineral projects to be economically mined is significantly affected by changes in the market price of metals. The market price of metals is volatile and is impacted by numerous factors beyond the control of the Company, including: (a) expectations with respect to the rate of inflation; (b) the relative strength of the U.S. dollar and certain other currencies; (c) interest rates; (d) global or regional political or economic conditions; (e) supply and demand for jewelry and industrial products containing metals; and (f) sales by central banks, other holders, speculators, and producers of gold and other metals in response to any of the above factors. A decrease in the market price of metals could make it difficult or impossible to finance the exploration or development of the Company’s mineral projects or cause the Company to determine that it is impractical to continue development of such projects, which would have a material adverse effect on the financial condition and results of operations of the Company. There can be no assurance that the market price of metals will not decrease.

Mining Operations May Not be Established or Profitable

The Company has no history of production and the Company’s mineral projects are currently in the exploration stage. The future development of the Company’s mineral projects will require additional financing, permits, design, construction, processing plant, and related infrastructure. As a result, the Company will be subject to all of the risks associated with establishing new mining operations and business enterprises, including: (a) the timing and cost, which will be considerable, of obtaining all necessary permits including environmental, construction, and operating permits; (b) the timing and cost, which will be considerable, of the construction of mining and processing facilities; (c) the availability and costs of skilled labour, power, water, transportation, and mining equipment; (d) the availability and cost of appropriate smelting and/or refining arrangements; (e) the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and (f) the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during permitting, construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur, and once commenced, the production of a mine may not meet expectations or the estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Company will successfully establish mining operations or become profitable.

Estimates of Mineralization Figures

The mineralization figures presented in the Silver Sand PFS Technical Report are based upon estimates made by qualified persons. These estimates are imprecise and depend upon interpretation of geologic formations, grade, and metallurgical characteristics and upon statistical inferences drawn from drilling and sampling analysis, any or all of which may prove to be unreliable. Material changes in mineral resources or mineral reserves, grades, stripping ratios, or recovery rates may affect the economic viability of any project. Estimates can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. There can be no assurance that: (a) the estimates made by qualified persons upon which the mineralization figures presented in the Silver Sand PFS Technical Report are based will be accurate; (b) mineral resource or other mineralization figures will be accurate; or (c) this mineralization could be mined or processed profitably.

Mineralization estimates for the Silver Sand Project may require adjustments or downward revisions based upon further exploration or development work or the outcome of the MPC ratification and approval by the Plurinational Legislative Assembly of Bolivia. It is possible that the following may be encountered: unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and silver recovery, and unanticipated ground or earth conditions. If mining operations are commenced, the grade of mineralization ultimately mined, if any, may differ from that indicated by drilling results. Estimates of mineral recovery rates used in mineral reserve and mineral resource estimates are uncertain and there can be no assurance that mineral recovery rates in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is Inherently Dangerous

The business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, cave-ins, pit wall failures, flooding, fires, rock bursts, explosions, power outages, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions. Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses, and possible legal liability.

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums, or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered sufficiently or at all by its insurance policies.

Financing

The continuing development of the Company’s mineral projects will depend upon the Company’s ability to obtain financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. The failure to obtain such financing could have a material adverse effect on the Company’s results of operations and financial condition.

Competition

The mining industry is intensely competitive. The Company will compete with other mining companies, many of which have greater financial resources for the acquisition of mineral claims and concessions, as well as for the recruitment and retention of qualified employees. Increased competition could adversely affect the Company’s ability to attract necessary capital funding.

Specialized Skill and Knowledge

All aspects of the Company’s business activities require specialized skills and knowledge. Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining experts for the majority of its key activities in the past.

Environmental Protection

The Company is currently in compliance with all material environmental regulations applicable to its exploration, development, construction and operating activities. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and non-capital expenditures during the most recently completed financial year were not material.

Title to Mineral Properties

Establishing title to mineral properties is a very detailed and time-consuming process. Title to the area of mineral properties may be disputed. While the Company has investigated title to all of its mineral claims and, to the best of its knowledge, title to all of its properties are in good standing, the Company’s mineral properties may be subject to prior unregistered agreements or transfers and title may be affected by such undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair exploration, development and/or operations. The Company’s mineral properties may be subject to indigenous land claims, prior unregistered agreements or transfers and title may be affected by undetected defects. The Company cannot give any assurance that title to its properties will not be challenged. None of the Company’s mineral properties have been surveyed, and the precise location and extent thereof may be in doubt.

Conflicts of Interest

Certain officers and directors of the Company are also directors, officers, employees, consultants or shareholders of other companies that are engaged in the business of acquiring, developing, and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors are required by law to act honestly and in good faith with a view to the best interest of the Company, and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his/her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Board will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
●	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of June 30, 2025 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Anti-Corruption and Anti-Bribery Laws

The Company’s operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti‐corruption and anti‐bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act and similar laws in Bolivia and other jurisdictions in which it operates. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti‐corruption and anti‐bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company’s internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company’s reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company’s operations.

Outcome of Future Litigation or Regulatory Actions

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

No assurance can be given with respect to the ultimate outcome of future litigation or regulatory proceedings, and the amount of any damages awarded or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company’s future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

Bringing actions and enforcing judgments under U.S. securities laws

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the U.S. federal securities laws, other laws in the U.S. state(s) in or the equivalent laws of other jurisdictions of residence.

Foreign Currency Exchange Fluctuations

Operations in Bolivia are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in U.S. dollars and/or the Bolivian boliviano. The Company may suffer losses due to adverse foreign currency fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Dependence on Certain Key Personnel

The Company is highly dependent upon its senior management and other key personnel, and the loss of any such individuals could have a materially adverse effect on the business of the Company. In addition, there can be no assurance that the Company will be able to maintain the services of its officers or other key personnel required in the operation of the business. Failure to retain these individuals could adversely impact the Company’s business and prospects.

Recent and Current Market Conditions

Over recent years worldwide securities markets, including those in the U.S. and Canada, have experienced a high level of price and volume volatility. Accordingly, the market price of securities of many mining companies, particularly those considered exploration or development-stage companies, have experienced unprecedented shifts and/or declines in price which have not necessarily been related to the underlying asset values or prospects of such companies. As a consequence, despite the Company’s past success in securing equity financing, market forces may render it difficult or impossible for the Company to secure investors to participate in new share issues at an attractive price for the Company, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Shares will not occur, or that such fluctuations will not have a material adverse impact on the Company’s ability to raise equity funding.

Dividends

To date, the Company has not paid dividends on any of its Shares and the Company is not required to pay any dividends on the Shares in the foreseeable future. Any decision to pay dividends will be made on the basis of the Company’s earnings, financial requirements and other conditions.

Company Risk

Economic factors affecting the Company

Many industries, including the mining industry, are impacted by market conditions. Some of the key impacts of the recent financial market turmoil include emerging risks relating to the contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically: the volatility of silver, lead and zinc prices may impact the Company’s revenues, profits, losses and cash flow; volatile energy prices, commodity and consumable prices and currency exchange rates would impact the Company’s production costs; and the devaluation and volatility of global stock markets may impact the valuation of the Company’s equity and other securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Loss of Investment Risk

An investment in the Company is speculative and may result in the loss of a substantial portion of an investor’s investment. Only potential investors who are experienced in high-risk investments and who can afford to lose a substantial portion of their investment should consider an investment in the Company.

No Guaranteed Return

There is no guarantee that an investment in the Company will earn any positive return in the short term or long term.

Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

ITEM 5:MINERAL PROPERTY

As at June 30, 2025, the Company considers the Silver Sand Project and Carangas Project to be its material properties for the purposes of NI 43-101.

5.1Silver Sand Project

Current Technical Report

The current technical report for the Silver Sand Project is the Silver Sand PFS Technical Report. The Silver Sand PFS Technical Report supersedes all prior technical reports relating to the Silver Sand Project. The qualified persons (as defined in NI 43-101) (“QP”) for the Silver Sand PFS Technical Report are the Silver Sand PFS Technical Report Authors. The Silver Sand PFS Technical Report was prepared in accordance with the requirements of NI 43-101 for filing on SEDAR+.

The disclosure set out below regarding the Silver Sand Project is based on, without material modification or revision, the disclosure in the Silver Sand PFS Technical Report unless otherwise indicated. The Silver Sand PFS Technical Report is available for review under the Company’s SEDAR+ profile at www.sedarplus.ca The Silver Sand PFS Technical Report contains more detailed information and qualifications than are set out below and readers are encouraged to review the Silver Sand PFS Technical Report. This summary is subject to all of the assumptions, information and qualifications set forth therein.

Property description and ownership

The Silver Sand Project is situated in the Colavi District of Potosí Department in southwestern Bolivia, 33 km north-east of Potosí city, the department capital. The approximate geographic centre of the Silver Sand Project is 19°22’ 4.97” S latitude and 65°31’ 22.93” W longitude at an elevation of 4,072 m above sea level (“masl”).

The Silver Sand Project consists of multiple types of tenure under a consolidated AMC covering an area of 3.1656 km2 and is held through New Pacific’s 100% owned subsidiary Alcira. The AMC is valid for 30 years and can be extended for an additional 30 years. In addition, New Pacific has acquired a 100% interest in three continuous mineral concessions called Jisas, Jardan and El Bronce originally owned by third party private entities. These three concessions were converted to two AMCs covering an area of 2.25 km2. The total area under full control of the Company is 5.42 km2. The following table 5.1.1 summarizes the Silver Sand Project mineral tenure.

Table 5.1.1 Mineral Tenure controlled by New Pacific

National registry	Name	Concession type	Size of in km2	Titleholder	Duration
1-05-1500055-0001-21	Arena De Plata	AMC	3.17	Empresa Minera Alcira S.A.	30 years from February 14, 2020
1-05-1500410-0094-22	Jisasjardan	AMC	1.75	Empresa Jisas – Jardan SRL	30 years from December 4, 2020
1-05-1501194-0093-22	Bronce	AMC	0.5	Empresa El Cateador SRL	30 years from January 15, 2021
Totals			5.42

In addition, through Alcira, New Pacific entered into a MPC with COMIBOL on 11 January 2019 and an updated MPC was entered with COMIBOL on 19 January 2022 which covers 12 ATEs and 196 cuadriculas for an area of approximately 55 km2 that surround and overlap the Silver Sand core area. The Company continues to engage with COMIBOL, to obtain the ratification and approval of the signed MPC at the Silver Sand Project by the Plurinational Legislative Assembly of Bolivia. The Company and COMIBOL have refined the MPC workplan to concentrate exclusively on claims immediately adjacent to the Silver Sand Project boundary. This streamlined landholding, while maintaining the core value of the MPC to the Silver Sand Project, is anticipated to facilitate progress towards ratification and approval of the MPC. For COMIBOL to obtain mining rights over such areas, AJAM will have to grant them by way of AMCs or Exploration Licenses in accordance with Bolivian mining laws. In addition, the MPC must be ratified by the Congress of Bolivia to be valid and enforceable.

Once the MPC has been ratified by Congress, the MPC with COMIBOL will be valid for 15 years which may be automatically renewed for an additional 15-year term and potentially, subject to submission of an acceptable work plan, for an additional 15-year term for a total of 45 years.

In May 2023, the Silver Sand Project obtained its environmental categorization as a proposed open pit operation from Bolivia’s Ministry of Environment and Water, formally commencing the EEIA process. The Company continues to advance its socialization process with communities located within the Silver Sand Project’s area of influence and collect wet and dry season environmental baseline data. In addition, the Company is establishing a development fund for sustainable development projects in partnership with local communities, demonstrating its long-term commitment to the region. After completion of the socialization process, the Company plans to achieve the following:

●	obtain surface rights through long-term land lease agreements;
●	finalize a resettlement and compensation plan for impacted families; and
●	implement measures to safeguard cultural and historical heritage.

Accessibility, climate, local resources, infrastructure and physiography

The Silver Sand Project is located approximately 36 km north-east of the Cerro Rico de Potosí silver and base metal mine, 46 km south-west of the city of Sucre, and 33 km north-east of the city of Potosí.

The Silver Sand Project is accessed from Sucre and Potosí by travelling along a paved highway to the community of Don Diego, and then north from Don Diego along a 27 km, maintained all-weather gravel road. Don Diego is accessed by driving 129 km to south-west from Sucre, or 29 km to the north-east from Potosí along paved Highway 5.

The Silver Sand Project is situated approximately within the central section of the Cordillera Oriental of Bolivia and consists of rolling hills with elevations ranging from 3,900 to 4,100 masl. Due to the high elevation, the Silver Sand Project area has a cold, semi-arid desert climate despite the region’s location approximately 19 degrees south of the equator.

The region experiences a rainy season in the warmer summer months from December to mid-April which contributes approximately 80% of the average annual precipitation of 393 millimetres (“mm”). The driest period is from May to August with very little precipitation. Overall, the climate is mild and is amendable to year-round mining. Vegetation on the Silver Sand Project is poorly developed and mainly consists of sparsely scattered low grasses and shrubs. In valleys below 4,000 m elevation, some eucalyptus trees are grown. Animals such as alpacas, llamas, vicunas, and guanacos are common in the Cordillera Oriental.

Geological setting and mineralization

The Silver Sand Project is located in the south section of the polymetallic silver-tin belt in the Eastern Cordillera of the Central Andes, Bolivia. The oldest rocks observed within the Silver Sand Project comprise Ordovician to Silurian marine, clastic sediments which have been intensely folded and faulted.

Bedrock in the Silver Sand Project area mainly consists of weakly deformed Cretaceous continental sandstone, siltstone, and mudstone and the strongly deformed Paleozoic marine sedimentary rocks. The Cretaceous sedimentary sequence forms an open syncline which plunges gently NNW and is bounded to the SW and NE by NW trending faults.

The Cretaceous sedimentary sequence within the Silver Sand Project is divided into the lower La Puerta Formation and the upper Tarapaya Formation. The La Puerta Formation consists of sandstones and unconformably overlies the highly folded Paleozoic marine sedimentary rocks. The Tarapaya Formation conformably overlies the La Puerta sandstones in the central part of the Silver Sand Project and comprises siltstones and mudstones intercalated with minor sandstone.

Both the Cretaceous and Paleozoic sedimentary sequences are intruded by numerous small Miocene subvolcanic dacitic porphyry intrusions.

The Silver Sand Project exhibits a variety of geometries and morphology of the mineralized bodies which are controlled and hosted by local structures of tectonic transfer nature. Some are evident in outcrops, but the best examples are observed in drill cores and in underground workings. Mineralized structures usually appear as steps-overs developed between two neighbouring fault / vein segments that exhibit an echelon arrangement and may or may not be connected by lower-ranking faults / vein. These types of structures are of fractal type, which implies that they repeat their geometry, regardless of the observation scale, in arrangements of sigmoid (jogs), echelon, subparallel stepped, relay, horsetails, and extensional nets (swarms).

11 mineralized prospects have been identified across the Silver Sand Project to date. These include the Silver Sand deposit and the El Fuerte, San Antonio, Aullagas, Snake Hole, Mascota, Esperanza, North Plain, Jisas, Jardan, El Bronce, occurrences. Silver Sand, Snake Hole, Jisas, El Bronce, Aullagas, Mascota and Esperanza have been tested by drilling. Another nine prospects were defined by rock chip and grab sampling of ancient and recent artisanal mine workings and dumps and remain to be drill tested. Exploration results from surface outcrops and underground workings defined a silver mineralized belt 7.5 km long and 2 km wide.

At the Silver Sand deposit mineralization has been traced for more than 2,000 m along strike, to a maximum width of about 680 m and a dip extension of more than 250 m.

Four mineralization styles have been recognized in the Silver Sand Project, and these in order of importance are: (1) sandstone-hosted silver mineralization, (2) porphyritic dacitic-hosted silver mineralization, (3) diatream breccia-hosted silver mineralization, and (4) manto-type tin and base metal mineralization.

The mineralization in the Silver Sand Project comprises silver-containing sulphosalts and sulphides occurring within sheeted veins, stockworks, veinlets, breccia infill and disseminated within host rocks. The most common silver-bearing minerals include freibergite [(Ag,Cu,Fe)12(Sb,As)4S13], miargyrite [AgSbS2], polybasite [(Ag,Cu)6(Sb,As)2S7] [Ag9CuS4], bournonite [PbCuSbS3] (some lattices of copper may be replaced by silver), andorite [PbAgSb3S6], and boulangerite [Pb5Sb4S11] (some lattices of lead may be replaced by silver). Most silver mineralization is hosted in La Puerta sandstone units with minor amounts in porphyritic dacite and diatreme breccia.

Silver mineralization is hosted by faults, fractures, fissures, and crackle breccia zones in the Cretaceous La Puerta (brittle) sandstone and porphyritic dacitic dikes, laccolith, and stocks. In the mineralized sandstone, open spaces are filled with silver-containing sulphosalts and sulphides in forms of sheeted veins, stockworks, and veinlets, as well as breccia fillings and minor disseminations. Most silver mineralization in the Silver Sand Project is structurally controlled with secondary rheological controls. The intensity of mineralization is dependent on the frequency of various mineralized vein structures developed in the brittle host rocks.

Silver and base metal mineralization in the Silver Sand Project was formed during the regional uplifting and erosion process associated with the Tertiary orogenic events in the Eastern Cordillera. The genetic model of silver and tin mineralization in the Silver Sand Project is a magmatic-hydrothermal system related to a deep-seated magmatic centre.

Exploration

Since October 2017, New Pacific has carried out an extensive property-scale reconnaissance investigation program by surface and underground sampling of the mineralization outcrops and the accessible ancient underground mine workings across the Silver Sand Project.

1,046 rock chip samples were collected from 35 separate outcrops by New Pacific. Continuous chip samples were collected at 1.5 m intervals along lines roughly perpendicular to the strike direction of the mineralization zones. Sample lines covered a total length of 2,863 m. Most of the sampled outcrops are located above or near old mine workings.

New Pacific has also mapped and sampled 65 historical mine workings comprising 5,780 m of underground tunnels. A total of 1,171 continuous chip samples has been collected at 1 - 2 m intervals along walls of available tunnels that cut across the mineralized zones.

Mine dumps from historical mining activities are scattered across a significant portion of the Silver Sand Project. New Pacific has collected a total of 1,408 grab samples from historical mine dumps. The majority of samples collected were remnants of high-grade narrow veins extracted from underground mining activity. Of the 1,408 samples collected from historical mine dumps to date, 439 samples (31%) returned assay results between 30 and 3,290 g/t Ag with an average grade of 194 g/t Ag.

Assay results of underground chip samples and surface mine dump grab samples show that silver mineralization widely occurs in the wall rocks of the previously mined-out high-grade veins in the abandoned ancient underground mining works.

Drilling

From October 2017 to July 2022, New Pacific conducted intensive diamond drilling programs on the Silver Sand Project totaling 139,920 m in 564 drillholes. A total of 523 HQ diamond holes for a total metreage of 128,074 m was drilled over the Silver Sand core area to define the mineralization. After drilling specific exploration targets, holes were drilled on a 50 m x 50 m grid to delineate the spatial extensions of the major mineralized zones. This was followed up by drilling on a nominal 25 x 25 m grid, infilling defined areas of mineralization. Drilling was halted during 2020 and part 2021 due to COVID-19 protocols and recommenced later in 2021.

All holes were drilled from the surface. Drillholes were drilled up to 545 m deep at inclinations between -45° and -80° towards azimuths of 060° (~NE) and 220° (~SW) to intercept the principal trend of mineralized vein structures perpendicularly.

The drilling programs have covered an area of approximately 1,600 m long in the north-south direction and 800 m wide in the east-west direction and have defined silver mineralization at the Silver Sand deposit over an oblique strike length of 2 km, a collective width of 650 m and to a depth of 250 m below surface.

Drill coring was completed using conventional HQ (64 mm diameter) equipment and 3 m drill rods. Drill collars are surveyed using a Real-Time Kinematic differential global positioning system (GPS), and downhole deviation surveys are completed by the drilling contractor using a REFLEX EZ-SHOT and SPT GyroMaster downhole survey tools. Drillholes are surveyed at a depth of approximately 20 m, and on approximately 30 m intervals as drilling progresses. Upon completion of each drillhole a concrete monument is constructed with the hole details inscribed.

Core is collected by New Pacific personnel and drill core containing visible mineralization is wrapped in paper to minimize disturbance during transport. Logging is both carried out at the rig where a quick log is completed, and after transportation to the company’s

Betanzos core processing facility, which is located approximately 1.5 hours drive from the Silver Sand Project. Currently data is directly collected or loaded into MX Deposit a database software from Sequent.

In addition to drilling in the Silver Sand core area, drilling was carried out at Snake Hole (32 drillholes for 7,457 m) and at the northern prospects, (nine drillholes for 4,298 m). These holes were more exploratory in nature but the same procedures as the grid drilling in the core area were employed.

Core recovery from the drill programs varies between 0% (voids and overburden) and 100%, averaging 97%. More than 92% of core intervals have a core recovery of greater than 95%.

Sample preparation, assay, and Quality Assurance / Quality Control (“QA/QC”)

New Pacific has developed and implemented good standard procedures for sample preparation, analytical, and security protocols.

New Pacific manages all aspects of sampling from the collection of samples, to sample delivery to the laboratory. All samples are stored and processed at the Betanzos facility. This facility is surrounded by a brick wall, has a locked gate, and is monitored by video surveillance and security guard 24 hours a day, seven days a week. Within the facility, there are separate and locked areas for core logging, sampling, and storage.

Samples are transported on a weekly basis by New Pacific personnel from the Betanzos facility to the ALS laboratories (ALS) in Oruro, Bolivia for sample preparation, and then shipped to ALS in Lima, Peru for geochemical analysis. ALS Oruro and ALS Lima are part of ALS Global – an independent commercial laboratory specializing in analytical geochemistry services, all of which are accredited in accordance with ISO/IES 17025:2017, and are independent of New Pacific.

All core, chip, and grab samples are prepared using the following procedures: (1) crush to 70% less than 2 mm; (2) riffle split off 250 g; and (3) pulverize split to better than 85% passing a 75-micron sieve.

Sample analysis in 2017 and 2018 comprised an aqua regia digest followed by Inductively Coupled Plasma (ICP) Atomic Emission Spectroscopy (AES) analysis of Ag, Pb, and Zn (ALS code OG46). Assay results greater than 1,500 g/t Ag were sent for fire assay and gravimetric finish analysis. In 2019 New Pacific changed its analysis protocol to include systematic multielement analysis for an initial 51 element ICP mass spectroscopy (MS) analysis. Over-limit samples were handled differently for different elements and protocols were further amended for the 2021-2022 drilling.

Drill programs have included QA/QC monitoring programs which have incorporated the insertion of certified reference materials (“CRMs”), blanks, and duplicates into the sample streams, and umpire (check) assays at a separate laboratory at different times.

Four different CRMs have been used throughout Silver Sand Project’s history. A total of 4,495 CRMs was submitted between October 2017 and July 2022 representing an average overall insertion rate of 5%. Insertion rates for CRMs have been consistently above 5% on a yearly basis with the exception of 2019.

Blank material from two different quarry sites has been used over time and coarse blanks have been inserted consistently at an acceptable insertion rate. While there have been some changes in failure criteria, there has been no evidence of systemic contamination and failures are dealt with by a re-assay protocol. Pulp blank samples have been inserted since 2021, but at a low insertion rate of less than 2.5%. Duplicates are also inserted, comprising field duplicates, coarse duplicates and pulp duplicates. In 2021 and 2022 they have been consistently included but at a rate of between 3.65% and 4.07%. Coarse rejects were also submitted to Actlabs Skyline as umpire samples in the 2017 to 2019 period. Actlabs Skyline is an independent geochemical laboratory certified according to ISO 9001:2015.

The QP has reviewed the QA/QC procedures used by New Pacific including certified reference materials, blank, duplicate and umpire data and has made some recommendations. The QP does not consider these to have a material impact on the Mineral Resource estimate and considers the assay database to be adequate for Mineral Resource estimation. The QP considers sample preparation, security, and analytical procedures employed by New Pacific to be adequate.

Mineral Resources

The Mineral Resource estimate was completed using 556 drillholes on the Silver Sand Project comprising 136,220 m of diamond core and 92,164 assays. Grade interpolation was completed for silver, lead, zinc, copper, arsenic, and sulphur. Only silver is reported as it is the only economic metal. All estimation utilized ordinary kriging (OK) except for 127 small domains which were estimated using the inverse distance squared (ID2) method.

The mineralization domains were built by New Pacific using Leapfrog Geo 4.0 software. The mineralization domains were reviewed and accepted by the QP with some changes, including separating the main domain into two areas based on vein orientation.

The QP estimated into these domains and also estimated a background block model that was combined with the domain mineralization to form the final block model.

New Pacific performed 6,297 bulk density measurements on the core drilled on the Silver Sand Project. As the mineralization is hosted in one rock type, after reviewing the density data, the QP assigned a single bulk density measurement to the block model of 2.54 t/m³.

The pit-constrained Mineral Resources are reported for blocks above a conceptual pit shell based on a US$22.50/ounce silver price. There is not a reporting restriction to within the AMC claim boundary as in the 2020 Technical Report as an agreement has been reached with COMIBOL in regard to the surrounding MPC.

The cut-off applied for reporting the pit-constrained Mineral Resources is 30 g/t silver. Assumptions made to derive a cut-off grade (COG) included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. The assumptions are shown in Table 5.1.2.

Table 5.1.2Assumptions for pit optimization

Input	Units	Value
Silver price	$/oz Ag	22.5
Silver process recovery	%	91
Payable silver	%	99
Mining recovery factor	%	100
Mining cost	$/t mined	2.6
Process cost	$/t minable material > COG	16
G&A cost	$/t minable material > COG	2
Slope angle	degrees	44 - 47

Notes:

●	Sustaining capital cost has not been included.
●	Measured, Indicated and Inferred Mineral Resources included.

Source: AMC Mining Consultants (Canada) Ltd., 2022.

The Mineral Resource for the Silver Sand deposit has been estimated by Ms. Dinara Nussipakynova, P.Geo. Principal Geologist of BBA, formerly employed with AMC Consultants, who takes responsibility for the estimate.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 5.1.3Mineral Resource as of 31 October 2022

Resource category	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Measured	14.88	131	62.60
Indicated	39.38	110	139.17
Measured & Indicated	54.26	116	201.77
Inferred	4.56	88	12.95

Notes:

CIM Definition Standards (2014) were used for reporting the Mineral Resources.

●	The QP is Dinara Nussipakynova, P.Geo. of BBA, formerly employed with AMC Consultants.
●	Mineral Resources are constrained by optimized pit shells at a metal price of US$22.50/oz Ag, recovery of 91% Ag, and COG of 30 g/t Ag.
●	Drilling results up to 25 July 2022.
●	The numbers may not compute exactly due to rounding.
●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Source: AMC Mining Consultants (Canada) Ltd., 2022.

Mineral Reserves

Open pit LOM plans and resulting open pit Mineral Reserves are determined based on a silver price of US$23.00/oz. Reserves stated in the report are dated effective as of June 19, 2024. The mine design and Mineral Reserve estimate have been completed to a level appropriate for prefeasibility studies.

Ore is converted from Mineral Resource to Mineral Reserve based primarily on positive cash flow pit optimization results, pit design, and geological classification of Measured and Indicated resources. The in-situ value is derived from the estimated grade and certain modifying factors.

In the process of estimating the Mineral Reserves, dilution and mining recovery factors were applied to the Mineral Resource using a block model regularization process. AMC Consultants regularized the resource model to a uniform size of 5 m x 5 m x 5 m to better reflect the minimum parcel size that can selectively be mined.

The Silver Sand Project will be mined using a conventional open pit mining method, utilizing 115 t hydraulic backhoe excavators and haulage by off-highway 72 t capacity rear dump haul trucks. Mining is anticipated to be completed by a contract mining company. The majority of the excavated material will require drilling and blasting. Drilling and blasting will be performed on 10 m benches. Flitch height is variable depending on the material being mined. Overburden and waste will be mined in 5 m flitches and ore is to be mined in 3.3 m flitches. Ore will be hauled to a crusher or to run-of-mine (ROM) stockpiles. Waste will be hauled to external and in-pit waste rock dumps.

The pseudoflow pit optimization algorithm, as implemented in GEOVIA Whittle software, was used to determine the ultimate pit shell for the Silver Sand Project. The selected pit shells were then used to produce pit designs and the mining schedule.

The open pit Mineral Reserves are reported within a pit design based on open pit optimization results. The Mineral Reserves represent the economically mineable part of Measured and Indicated Mineral Resources and are presented in Table 5.1.4.

Table 5.1.4Mineral Reserve estimate as of 19 June 2024

	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Proven	15.09	121	58.84
Probable	36.92	98	116.58
Proven & Probable	52.01	105	175.42

Notes:

●	CIM Definition Standards (2014) were used for reporting the Mineral Reserves.
●	The Qualified Person is Wayne Rogers, P.Eng. of AMC Consultants.
●	Cut-off grade of 27 g/t Ag for material inside the AMC, and 29 g/t Ag outside the AMC limit based on operating costs of 16.71 US$/t of ore, 91% Ag metallurgical recovery, 0.50 US$/oz Ag treatment and selling costs, 6% royalty within AMC, 12% royalty outside AMC, and 99.00% payable silver.
●	Ag price assumed is US$23.00 per troy ounce.
●	Base mine unit cost of 2.00 $/t mined plus an incremental mining cost of 0.04 $/t mined per 10 m bench.
●	Ore mining costs including a process unit cost of 14.20 $/t milled, tailing storage facility (“TSF”) 0.65 $/t milled, and G&A 1.86 $/t milled.
●	Mineral Reserves include dilution and mining recovery.
●	Reserves are converted from Resources through the process of pit optimization, pit design, production schedule, and supported by a positive cash flow model.
●	The totals may not sum due to rounding.
●	Probable Mineral Reserves are based on Indicated Mineral Resources only.
●	Proven Mineral Reserves are based on Measured Mineral Resources only.
●	Ag metal (Moz) represents contained metal.

Source: AMC Mining Consultants (Canada) Ltd., 2024.

The QP is not aware of any other factors, including environmental, permitting, legal, title, taxation, socio-economic, marketing and political or other relevant factors, which could materially affect the Mineral Resource and Mineral Reserves.

Mining methods The Silver Sand open pit is comprised of one main pit that is split into eight sub-phases (MP1-8). It will be mined using a conventional open pit approach of drilling and blasting ore and waste rock, with material mined by hydraulic excavators loading into off-highway rear dump haul trucks.

The open pit will be dewatered using horizontally drilled drain holes and pumping from sumps. Where possible, diversion ditches will be built upslope of the pit to divert non-contact water. The dewatering plan is staged to incorporate additional dewatering measures as the mine plan expands over the LOM. Additional work is recommended as part of future studies to improve the understanding of the shallow groundwater system, dewatering conditions required for major and local fault structures, and the overall hydrogeological system.

For the PFS study, the geological model, structural models, hydrogeological model, and rock mass characterization have been developed with variable levels of confidence. The 3D geotechnical model has allowed the geotechnical slope design parameters to be developed. The pit design criteria are appropriate and comply with industry norms. Methodologies used for the slope design are sound and to international standards. The extent of the weathered horizon and slope stability under seismic conditions have not been considered in the geotechnical slope design and should be explored in future studies.

The pit was designed with 20 m high benches (10 m double benches). Pit ramps were designed with a maximum gradient of 10%, at 21 m wide for double-lane traffic and 12 m wide for single-lane traffic. The bottom three benches of the pit were designed with single-lane access, with one final sub-excavation bench (also known as a “goodbye cut”) in the final pit floor. The pit is approximately 2,300 m in length, 350 m to 700 m in width, and 280 m at its deepest point.

The open pit contains approximately 52.0 Mt of ore with a grade of 105 g/t Ag and 181.9 Mt of waste material, with an overall waste to mineralized material strip ratio of 3.50 to 1.

The open pit operation includes a two-year pre-production period (Years -2 & -1) and 13 years of production.

During the pre-production period, the schedule is driven predominately by waste stripping to achieve TSF embankment construction requirements. Other activities during the pre-production period include haul road construction, mine development, and some ore stockpiling.

ROM stockpiles will be constructed near the plant for low-grade, medium-grade, and high-grade ore. The ore stockpiles will be used to allow for blending of the different grades of ore to provide a constant feed grade to the plant for sustained periods which will assist in maximizing metallurgical recovery. A maximum long-term stockpile capacity of 4.40 Mt is required.

Six dumping areas for waste material are planned; these include two in-pit dumps and four external dumps. Upstream of the open pit, a water dam will be constructed in the Machacamarca Creek valley using waste rock from initial waste stripping. The Valley dump, located north of the water dam, will also be constructed to establish access to the mining phases north of the creek. Waste material will also be used to construct the embankment for the TSF. Later in the mine life, waste will be dumped into depleted pits to take advantage of shorter haul distances.

An ex-pit production rate of 18.0 Mtpa is adequate to achieve the plant feed target of 4.0 Mtpa. MP1, MP5, and MP7 are mined first in Year -2 and waste material from these phases is used to construct the water dam and TSF embankment. Two years of pre-production mining are required to achieve the TSF embankment and water dam construction requirements. Once the water dam is constructed, higher-value phases MP2, MP3, and MP4 are mined as the mining schedule targets high-grade and low strip-ratio ore. Mining in MP7 is expedited to take advantage of short-hauling waste from MP8, towards the end of mining.

Processing and metallurgy

The results of PFS metallurgical testwork have been used together with previous PEA testwork to progressively de-risk a straightforward mineral processing flowsheet for the Silver Sand Project. Interpretation of this testwork has been used as the basis for PFS level process design criteria (PDC), mass / water / metal balances, process flowsheet and equipment specification. The PFS process plant flowsheet is described in detail in Section 17 of the Silver Sand PFS Technical Report.

The 2022 PEA conclusions regarding the process flowsheet and equipment type have been validated by the work completed as part of the PFS. In addition, more comprehensive sample collection and characterization of these samples have enhanced the metallurgical body of knowledge for the Silver Sand Project and allowed further optimization of input parameters such as grinding size, leaching time, cyanide dosage, and oxygen levels.

Agitated tank cyanidation, followed by counter current decantation (CCD) and zinc precipitation is still considered the optimum processing route when factors such as updated metallurgical performance, capital costs, and mine production schedules are considered. Various parameters affecting the performance of this flowsheet have been adjusted and updated, and the PFS base case represents a further de-risking of the processing aspects of the Silver Sand Project.

●	The selected flowsheet represents a very conventional, proven approach to silver extraction that is similar to other operations in Bolivia. The flowsheet consists of the following unit operations:
●	ROM receiving, single stage (primary) crushing, and crushed rock storage.
●	Stockpile discharge, grinding via SAG milling and ball milling.
●	SAG mill pebble crushing via SAG mill pebble ports, scalping screen, recycle conveyors, and cone crusher.
●	Pre-leach thickening of the classified mill circuit product, and cyanide leaching of the thickener underflow using agitated, oxygen sparged tanks.
●	Liquid / solid separation using a four-stage CCD circuit.
●	Recovery of silver from pregnant leach solution using a zinc precipitation process followed by drying and smelting with fluxes to produce silver doré bars.
●	Thickening and filtration of leach residues.
●	Conveying of filter cake and long-term storage at the tailings storage area.

As copper will be recovered into solution along with silver, and some dissolved copper is expected to be cemented together with silver, a small copper removal leach circuit will be required within the refinery to maintain good doré quality and/or reduce circulating copper concentrations.

The PFS flowsheet is projected to recover an average of 90% silver into a doré product for export to established international markets.

Infrastructure

As a greenfield project, the Silver Sand Project will require the development of supporting infrastructure. The Silver Sand Project is accessible from Potosí via a 54 km long road made up of a 27 km stretch of the paved Bolivia National Highway 5 and an all-season gravel road built for mining in the Colavi District. The gravel road is currently being widened and upgraded to a paved road by the government.

The Silver Sand Project is estimated to require a power supply of approximately 25 megawatts (MW) of electricity, which will be provided by Bolivia’s national power supply company, ENDE Transmission S.A (ENDE). A preliminary power supply plan between ENDE and New Pacific has been discussed and the Company has submitted a power supply application to the Bolivia Ministry of Energy.

The new 55 km 115 kV transmission line will connect the existing ENDE Potosí substation and a new substation that will be constructed at the Silver Sand site. ENDE has provided a quotation to the Company for the construction of the power line and the substation. Additionally, ENDE will be responsible for permitting and constructing the transmission line and the substation, which is estimated to take up to two years.

A rockfill water dam with an upstream geomembrane liner will be built upstream from the mine. The reservoir developed behind the dam will have a maximum capacity of approximately 3.0 million cubic metres and will provide water for the Silver Sand Project.

The filtered TSF will be integrated within the waste rock storage area and located to the south of the mine and process plant. The TSF will be fully lined to protect the local surface and groundwater systems. A leachate collection system will be installed below the liner system to collect any seepage and direct it to the run-off collection ponds.

An initial berm of mine waste rock will be constructed on the south and east sides of the TSF to provide structural support for the tailings and liner system.

A starter TSF cell will be developed along the western perimeter of the waste rock storage facility, with sufficient capacity to store tailings from the first year of operations. The perimeter of the TSF will be raised as waste rock becomes available from mining operations and the liner system is extended over the operating LOM.

It is expected that most of Silver Sand Project’s employees will commute from Potosí or other nearby communities. However, a camp with capacity for 100 people has been projected for workers not residing in the local area.

Other infrastructure such as offices, mobile equipment maintenance shop, fuel storage, warehouse, and laboratory are envisaged to be built close to the processing plant.

Figure 5.1.1 shows the proposed site layout with open pits, waste dumps, process plant, filtered TSF, ore stockpile area, crusher, site access road, and haul roads.

Figure 5.1.1Preliminary site infrastructure layout

Environmental studies, permitting and social or community impact

To obtain the environmental license for the Silver Sand Project in the department of Potosí, New Pacific is preparing studies and activities that will allow it to provide a comprehensive Analytical Environmental Impact Assessment Study (“EEIA-AI”) in accordance with the current environmental legislation in force in the Plurinational State of Bolivia.

Following the completion of the EEIA-AI, New Pacific will commence the mandatory public consultation process, which occurs late in the Bolivian mine permitting process. A notarized act is formed as part of the consultation process. It is a legal document that will contain the points and aspects of conformity and observations of the community on the mining operation in public consultation and the socio-environmental impact that it could generate.

The mining law in Bolivia establishes that a mining operator must establish an accounting provision to cover the cost of closing operations, however, it does not establish other environmental guarantees as is the case in other countries in the Andean region.

Capital and operating costs

All currency is in US dollars (“US$”) and cost estimates are based on prices obtained during the second quarter of 2024. Costs for the Silver Sand Project have been estimated based on a hybrid owner contractor project delivery model.

The responsibility of providing various capital and operating cost inputs for the Silver Sand Project financial model are as follows:

●	Mining – Costs related to the development and operation of the open pit mine, surface haul roads, and stockpiles were developed by AMC Consultants. QP Mr. W Rogers has relied on HydroTechnica Ltd. to develop mine dewatering cost but accepts them as reasonable and takes responsibility for them.
●	Processing – Costs related to the construction and operation of mineral processing infrastructure were developed by Halyard Inc. QP Mr. A. Holloway takes responsibility for those costs.
●	Tailings storage & the water dam – Costs related to the transportation and storage of tailings and the water dam were developed by NewFields Canada Mining & Environment ULC. QP Mr. L. Botham takes responsibility for those costs.
●	Site infrastructure – Costs related to the deployment of site infrastructure and earthworks to support the on-site camp, mobile maintenance workshop, explosives storage, fuel storage infrastructure, transmission infrastructure, communications, and network infrastructure were developed by AMC Consultants. QP Mr. M. Molavi takes responsibility for those costs.
●	General & Administrative – Costs related to permitting, community compensation and projects, logistics, administration, and labour were developed by New Pacific. QP Mr. W Rogers takes responsibility for those costs.

The operating cost estimate allows for all labour, equipment, supplies, power, consumables, supervision, technical services, as well as general and administrative (“G&A”) costs. The total operating cost was estimated at 1,281 US$ million, excluding capitalized operating costs. The estimated average operating cost over the LOM can be expressed as 8.16 US$/troy oz. of silver produced and as 24.63 US$/tonne milled. An overview of average LOM costs by activity is presented in Table 5.1.5.

Table 5.1.5Average LOM unit operating cost summary

Operating cost category	Total costs	Cost per payable oz produced	Cost per tonne
	US$M	US$/troy oz	US$/tonne milled
Mining	482	3.07	9.28
Processing & tailings	713	4.54	13.71
G&A	86	0.54	1.65
Total operating cost	1,281	8.16	24.63

Note: Totals may not add up exactly due to rounding.

Source: AMC Mining Consultants (Canada) Ltd., 2024.

Initial project development capital costs for the Silver Sand Project are estimated to be $358.3 M and sustaining capital costs are estimated to be $84.7 M, for a total of $443.0 M. See Table 5.1.6 for capital costs by category.

Table 5.1.6Capital cost summary

Capital cost item (US$M)	Total cost	Initial capital costs	Sustaining capital costs
Infrastructure	50.7	47.0	3.7
Mine development	76.6	76.1	0.5
Processing plant	209.4	207.3	2.0
Tailings Storage Facility	70.3	6.7	63.6
Owner’s capital costs	21.2	21.2	-
Closure costs	14.9		14.9
Total	443.0	358.3	84.7

Note: Includes direct, indirect, and contingency costs. Totals may not add up exactly due to rounding.

Source: AMC Mining Consultants (Canada) Ltd., 2024.

Economic analysis

All currency is in US$ unless otherwise stated. The cost estimate was prepared with a base date of the second half of Year -2 (starting 1 July) and does not include any escalation beyond this date. For net present value (NPV) estimation, all costs and revenues are discounted at 5% per year from the base date. The economic model shows the Silver Sand Project under construction for two years (Year -2 and Year -1), which is considered the pre-production development period, and then in production for the balance of the projected cash flows, which is considered the operating period (Years 1 to 14).

Project revenue is derived from the sale of silver doré. A metal price of $24.00/troy oz. was selected referencing current markets and forecasts in the public domain. Please refer to Section 19 of the Silver Sand PFS Technical Report for additional information on the silver price.

Within the AMC area, a royalty of 6.0% of gross revenue is paid to the government. Most of the Mineral Reserves lie within the AMC area. Outside of the AMC area, an additional 6.0% royalty is to be paid to COMIBOL. No other royalties or levies apply to the Silver

Sand Project. The selling costs and payability rate, for which the QP takes responsibility are based on information provided by New Pacific and Halyard. The selling costs for silver doré are summarized in Table 5.1.7.

Table 5.1.7Selling costs and royalties

Selling cost item	Value	Units
Payable silver	99.50%	of Ag produced
Transportation & insurance costs	0.25	US$/oz
Refining charges	0.20	US$/oz
Royalty to COMIBOL (outside the AMC limit)	6.00%	of gross revenue
Royalty to the Bolivian Government	6.00%	of gross revenue

Source: New Pacific Metals Corp. and Halyard Inc., 2024.

A regular Bolivian corporate income tax rate of 25% was applied. As a mining property, the Silver Sand Project is subject to an additional tax of 12.5%, with a 5% reduction for companies that produce pure metal products (as is the case with the Silver Sand Project producing silver doré onsite). Corporate income tax was calculated on taxable income, which also considers operating costs and depreciation.

A high-level economic assessment of the proposed open pit operation of the Silver Sand deposit was conducted. The Silver Sand Project is projected to generate a post-tax NPV of $740M at a discount rate of 5% per year, with post-tax IRR of 37%.

Initial project capital is estimated at $358M with a payback period of 1.9 years (measured on a post-tax basis from the beginning of production, after construction is completed). Key assumptions and results of the economics assessments are provided in Table 5.1.8.

A sensitivity analysis is provided in Section 22 of the Silver Sand PFS Technical Report. The results of the sensitivity analysis show that the post-tax NPV is robust and remains positive for the range of sensitivities evaluated.

Table 5.1.8Silver Sand deposit – Key economic input assumptions and cost summary

Item	Unit	Value
Total process feed material	kt	52,014
Total waste mined	kt	181,878
Pre-production waste mined	kt	24,261
Production waste mined	kt	157,617
Silver feed grade	g/t	105
Silver processing recovery rate	%	90%
Silver selling price	$/oz	24.00
Discount rate	%	5%
Silver payability rate	%	99.50%
Payable silver metal	Moz	157
Gross revenue	$M	3,770
Product selling costs & royalties	$M	313
Total net revenue	$M	3,457
Total capital costs	$M	443
Initial capital costs	$M	358
Sustaining capital costs	$M	85
Total operating costs[1]	$M	1,281
Mine operating costs[1]	$M	482
Process and tailings storage operating costs[1]	$M	713
General and administrative operating costs[1]	$M	86
Operating cash cost[1] (excl. selling costs)	$/oz Ag	8.16
Pre-tax all in sustaining cost[2]	$/oz Ag	10.69
Post-tax payback period[3]	Yrs	1.9
Post-tax NPV5%	$M	740
Post-tax IRR	%	37%

Notes: Values may not sum due to rounding.

1.	Does not include capitalized operating costs
2.	Does not include site development (initial) capital costs.
3.	The payback period is measured from the beginning of production, after construction is completed.

Source: AMC Mining Consultants (Canada) Ltd., 2024.

Interpretation and conclusions

The deposit, as currently defined, remains open for expansion. Additionally, there has been no modern, district-scale exploration. While it is understood that engineering work for the feasibility study will be based on the current block model, there are some recommendations for future exploration. Some grade control drilling may also be required pre-production but has not been quantified at this stage.

The proposed mine plan has a two-year pre-production period, followed by 13 years of production, at a processing plant throughput rate of 4 Mtpa of ore. The mine plan includes a stockpiling strategy with low-grade, mid-grade, and high-grade ore stockpiles that will be used to maximize silver production in the early years of the Silver Sand Project. The total annual ex-pit material mined peaks at 18.0 Mtpa, before dropping to 8.0 Mtpa at the end of the open pit mine life. The open pit is planned to be a contractor-run operation with a contractor-provided mining fleet. A total of 52.0 Mt of ore is anticipated to be mined from open pit operations over the LOM.

The selected PFS flowsheet consists of comminution by crushing, followed by semi-autogenous and ball milling, agitated tank leaching with cyanidation over 72 hours, CCD, and zinc precipitation (Merrill Crowe). The silver precipitate from Merrill Crowe will be treated for copper removal, and then smelted to produce silver doré.

Thickened tailings from the CCD circuit will be filtered with pressure filters before being conveyed to the nearby TSF, deposited using a radial stacker and then spread using tracked dozers. The tailings will be stored behind a fully lined rock-fill embankment. The embankment will be constructed using waste rock provided from the open pit. Seepage and run-off from the TSF will be collected in a pond which will be located downstream of the facility. Upon mine closure, it is anticipated that the TSF will be capped with rock and reclaimed topsoil to provide a secure facility.

Process water is expected to be sourced from the water reservoir adjacent to the process plant and from recycled water from the TSF, supplemented by site runoff as required. A site-wide water balance model has been developed to maximize water recycling over the LOM.

There is currently no infrastructure on site apart from access roads. New Pacific has undertaken discussions with the power authorities in Bolivia to arrange for access to grid power. A water supply can be secured with the construction of a small dam across the Machacamarca Creek to create a reservoir to supply the process plant and local community.

There is a 54 km long road made up of a 27 km stretch of the paved Bolivia National Highway 5 and an all-season gravel road built for mining in the Colavi District. The gravel road is currently being widened and upgraded to paved road by the government.

Recommendations

The main recommendation is to advance the Silver Sand Project to a feasibility study (“FS”) level. This will require advancing the definition and engineering level of all of the mining, processing, and infrastructural aspects. While the current block model will form the basis for that study work there is further geology and exploration work that is recommended.

Geology

There are a number of recommendations on all facets of QA/QC summarized below. These are expanded on in Section 11 of the Silver Sand PFS Technical Report.

●	Purchase an additional CRM (Certified Reference Material) at the average grade of the deposit which has been certified using similar digestion methodology.
●	Investigate performance issues with CRMs CDN-ME-1603 and CDN-ME-1605 if these are to be used in future programs.
●	If continue to use ME-MS41 analytical method it is recommended that the OG46 over-limit threshold be dropped from 100 g/t Ag to a level below the anticipated COG.
●	Continue to include blanks in every batch of samples submitted at a rate of at least one in every 20 samples (5%) and consistently monitor them in real time on a batch-by-batch basis and ensure that remedial action is taken as issues arise.
●	Ensure that all blank sample follow up is recorded.
●	Implement investigative work to understand geological variance.
●	Ensure that all future programs include 4 - 5% duplicate samples including field duplicates, coarse (crush) duplicates, and pulp duplicates to enable the various stages of sub-sampling to be monitored.
●	In future programs, submit umpire duplicates, as was done for the October 2017 – 2019 programs.
●	Submit pulp samples (rather than coarse reject) so that umpire samples only monitor analytical accuracy and variance.
●	Include CRMs at the average grade and higher grades in umpire sample submissions.

For future Mineral Resource modelling, the following should be considered:

●	Incorporate geometallurgical attributes into the block model.
●	Verify mined-out volumes by surveying historical waste dumps. Conduct structural analysis of available data and complete initial structural / geotechnical drilling as required.
●	Update the 3D geological model to include detailed geology – deposit oxidation domaining and structures.

The Silver Sand deposit, as currently defined, remains open for expansion at depth. While it is understood that engineering work for the PFS will be based on the current block model, it is recommended that future drilling on the deposit should consider the following:

●	Infill drilling to upgrade areas of high-grade mineralization within the current Inferred resource area.
●	Additional drilling around the current Mineral Resources, where the deposit remains open at depth.

The QP also notes that there has been no modern district-scale exploration outside of Silver Sand deposit.

Metallurgy & mineral processing

The PFS metallurgical program included cyanide leach testing of 18 mineralized samples and demonstrated that cyanide leaching is a technically viable option to recover silver for the Silver Sand Project. The work has incrementally de-risked metallurgical aspects of the Silver Sand Project, although opportunities for improvement are believed to remain. Further metallurgical investigations are warranted to study opportunities to increase silver recovery and to reduce cyanide consumption. A summary of metallurgical and mineral processing recommendations is as follows. See Section 26.4 for detailed recommendations.

●	Sample selection and characterization – The completion of more extensive metallurgical sampling, characterization testing, and performance modelling is recommended as infill drilling programs continue.
●	Gravity concentration – Further testing is recommended to refine the gravity concentration process and optimize silver recovery.
●	Cyanidation – Further cyanidation test work should continue to focus on leach conditions that include high dissolved oxygen (DO2) levels. The DO2 vs silver recovery relationship should be defined further to allow for the optimized design of oxygenation equipment in the flowsheet.
●	Process water effects – Due to copper dissolution in process water during the cyanide leach, more detailed metallurgical testing is needed to study the impact of recycled process solutions.
●	Pre-leach thickening – Comparative thickening testing is needed for the cyanide-leached tailing without prior cyanide destruction.
●	Optimization of Merril Crowe – Testing should be conducted to reduce silver with zinc dust, without the addition of lead nitrate.
●	Cyanidation methods – Cyanide leaching with a mechanically-agitated tank should be tested as the use of LifterbottleTM rolls has been demonstrated to improve silver recovery and cyanide consumption.
●	Oxygen intake during cyanide leach – Additional testing for oxygen intake during the cyanide leach should be conducted so that final design parameters for an oxygen sparging system can be defined.
●	Copper removal from Merril Crowe precipitates – Testing is needed to selectively dissolve copper in the presence of metallic silver while hydrogen peroxide and sulfuric acid are used.
●	Preg-robbing, preg-borrowing, and instability of silver cyanide complex – A detailed investigation into the preg-robbing or preg-borrowing phenomenon, possible instability of the silver cyanide complex, possible equipment contamination, and possible unreliable assay procedures is warranted.

Open pit mining

It is recommended that the following aspects are examined in the next study stage:

●	Review of drillhole records and geological data for improved conceptual understanding of the shallow groundwater system.
●	Sampling of the springs and wetland to the north and west of the Main Pit.
●	Shallow drilling (auger or diamond drilling) to install shallow piezometers and prove the depth of the colluvial system, and whether it supports a water table upstream of the springs and within the wetland area.
●	Permeability testing of the existing standpipe piezometers.
●	Construction of a trial dewatering borehole in the alluvial deposits of the main river channel to investigate its hydrogeological properties and allow for a targeted dewatering strategy, if required.
●	Construction of at least one trial dewatering borehole into a major fault structure and surrounding piezometer array to investigate fault properties and surrounding fracture connectivity.
●	The installation of multi-level vibrating wire piezometers is recommended to improve the understanding of the hydrogeological system. The following targets are recommended:
o	At least one major and one local fault structure.
o	The shallow aquifer system in hill-slope colluvium (further to positive results from exploratory drilling).
o	The Tarapaya Formation (where saturated).
o	UH3 orthogonal to the existing standpipe piezometers for triangulation of groundwater pressure.
o	UH3 north and south of the river.
●	It is recommended to develop a weathering horizon model and collect additional geotechnical data as per Section 16.3.4 of the Silver Sand PFS Technical Report to increase the geotechnical model reliability. Geotechnical slope design criteria should be updated when further information is available and pit slope stability should be assessed under static and seismic conditions.
●	The ongoing geotechnical program should be continued to collect additional data for pit wall angle stability analysis.
●	Soil and weathered core samples should be collected for lab testing.

●	It is recommended to undertake a detailed bench height and dilution study. The study should consider lateral block extents, flitch / bench heights, equipment specifications, drill and blast, mining rates, dilution and grade control strategies, and geotechnical implications. Grade control strategies, such as grade control drilling and blast movement monitoring should also be further evaluated.
●	It is recommended that quotes from multiple Bolivian mining contractors are collected to firm up the mining costs estimates for the open pit operations. New Pacific is recommended to acquire binding (or “firm”) quotes for the primary mining contractor to achieve a higher level of accuracy for the FS.
●	Further work should be conducted to identify alternative dump locations, i.e., in the creek gully, to reduce haul distance.
●	The amount of time required for site development and construction will significantly influence the value of the Silver Sand Project. As part of the FS, New Pacific is recommended to prepare an operational readiness assessment and create a detailed development schedule to ensure the Silver Sand Project is fully prepared for operation.

Infrastructure

●	Location and placement of accommodation camp, waste dump, crusher, and process plant to be confirmed following civil geotechnical and condemnation drilling.
●	Continue to negotiate with power authorities to confirm the cost estimate, and that sufficient grid capacity can be provided.
●	The site requires significant earthworks to construct the supporting infrastructure. New Pacific to investigate the potential for engaging contractors who are familiar with this type of work to obtain an accurate and dependable estimate of costs.

Tailings storage

●	The early years of the mine production schedule are driven by silver grades and the requirement to produce waste material to be used as rock fill for the tailings storage embankment. As part of the FS, it is recommended to investigate alternative configurations for tailings storage, to reduce the volume (and cost) of waste production in the early years of the Silver Sand Project.
●	Initiate a geotechnical, geological, and hydrogeological investigations to fully characterize the site conditions in the location of the proposed waste storage facility.
●	Initiate detailed geochemical characterization program, including static and kinetic testing to fully characterize the tailings and waste rock materials to be produced from the mining and processing operations.
●	Potential for formation of Acid Rock Drainage is not well understood. It is recommended to undertake testing to evaluate the time to acidification and the extent of Acid Rock Drainage of the waste rock.

Environmental

●	Complete the environmental baseline study, impact analysis, and mitigation plans. Permitting is required to be advanced.
●	New Pacific is recommended to conduct a detailed closure and reclamation plan as part of the FS.
●	Environmental programs have commenced with a reasonable set of samples characterized. As the Silver Sand Project continues to progress towards permitting and construction, a larger set of variability samples should be submitted to develop the dataset of geochemical behaviour (acid-generation and metals leaching) in plant tailing streams and waste rock piles. FS level environmental test work should include static tests and kinetic (humidity cell) tests on filtered slurry samples generated by the most recent test work. These tests would not include cyanide detoxification as this process is no longer included in the process flowsheet.

Financial inputs

It is recommended that New Pacific retain a tax specialist for the FS to investigate the possibility of including tax credits and income tax planning measures, to further improve the Silver Sand Project’s value.

Costs

The estimated cost of the program to complete a study to feasibility level is estimated to be $5.53M.

For additional information on the Silver Sand Project, refer to the Silver Sand PFS Technical Report available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at newpacificmetals.com.

5.2	Carangas Project

Current Technical Report

The current technical report for the Carangas Project is the Carangas PEA Technical Report. The Carangas PEA Technical Report supersedes all prior technical reports relating to the Carangas Project. The qualified persons for the Carangas PEA Technical Report are the Carangas PEA Technical Report Authors. The Carangas PEA Technical Report was prepared in accordance with the requirements of NI 43-101 for filing on SEDAR+.

The disclosure set out below regarding the Carangas Project is based on, without material modification or revision, the disclosure in the Carangas PEA Technical Report unless otherwise indicated. The Carangas PEA Technical Report is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at newpacificmetals.com. The Carangas PEA Technical Report contains more detailed information and qualifications than are set out below and readers are encouraged to review the Carangas PEA Technical Report. This summary is subject to all of the assumptions, information and qualifications set forth therein.

The Carangas PEA Technical Report provides an inaugural PEA on the Carangas Project. The Company, through its wholly owned subsidiary, entered into a joint venture agreement or Mining Association Contract (“MAC”) with Granville (a private Bolivian company which owns the mineral right of the Carangas Project) to acquire 98% economic interest generated from the Carangas Project by fulfilling the obligations outlined in the MAC.

Exploration at the Carangas Project commenced in the late 1980s with mapping and channel chip sampling carried out in the old mining adits of San Jose and Orko Tonku at West Dome and the adits at East Dome. More than 350 samples were collected with an average grade of 64 g/t silver. Since 2021, exploration activities have focused on surface drilling. Drilling operations lasted until the end of April 2023.

The preliminary economic analysis contained within this Carangas PEA Technical Report is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Carangas PEA Technical Report based on these Mineral Resources will be realized.

Conclusions

The Carangas PEA Technical Report is based on Indicated and Inferred Mineral Resources mined via a conventional open-pit mining approach. The assessment assumes a processing capacity of 4.0 million tonnes per annum (Mtpa), utilizing a series of operations, including crushing, grinding, flotation, concentrate thickening, and filtration to produce silver/lead and zinc/silver concentrates.

The Carangas Project’s LOM plan includes a total of 64.4 million tonnes of mill feed at average grades of 0.80% zinc, 0.44% lead, and 63 g/t silver, mined over a 16.2-year period through conventional open-pit mining. The cumulative production in concentrates is projected to yield 106.2 million ounces of payable silver, 281.2 thousand tonnes of payable zinc, and 173.4 thousand tonnes of payable lead.

On a stand-alone basis, the Carangas Project generates an undiscounted pre-tax cash flow totaling $1,447 million over the mine life, with a post-tax payback period of 3.2 years from the start of production. The after-tax net present value (NPV) at a 5% discount rate is estimated at $501 million, and the after-tax internal rate of return (IRR) is 26%.

The Carangas PEA Technical Report demonstrates positive economic potential for the Carangas Project, supporting further advancement and development of the Carangas Project.

Specific conclusions by area are as follows:

Geology And Mineral Resources

Geology and Mineralization: The Carangas deposit is a sizable polymetallic silver-gold-lead-zinc deposit situated in a Tertiary-age volcanic complex within the South American Epithermal-Porphyry Belt. Mineralization is structured into distinct zones: an Upper Silver Zone (silver with lead and zinc), a Middle Zinc Zone (zinc with minor silver and lead), and a Lower Gold Zone (gold with traces of silver, copper, and zinc). Gold mineralization is open to north and northeast directions at depth. Beyond the drilled area, there are multiple IP chargeability anomalies with geophysical signatures similar to those of the known mineralization. These anomalies constitute targets for future drilling to assess if additional material is suitable for consideration in Mineral Resources.

Data Verification and Resource Confidence: New Pacific’s procedures in core logging, sampling, and data QA/QC have met industry standards, with the QP affirming the data’s reliability and its suitability for resource estimation. The resource estimate complies with NI 43-101 standards and shows preliminary indicators for eventual economic extraction.

Exploration Potential: Previous exploration indicates additional potential for resource expansion, particularly for gold at depth and in the areas (outside current Mineral Resource pit shell) identified with IP chargeability anomalies. These anomalies have not yet been classified as Mineral Resources and should be tested with additional exploration drilling program.

Mining

The Carangas Project PEA outlines a viable open-pit mining plan that includes detailed production schedules, capital, and operating cost estimates. It is designed to exploit a 64.4 million tonne (Mt) resource with grades of 63 g/t silver, 0.44% lead, and 0.80% zinc at a waste-to-mill feed ratio of 1.7:1. The pit and stockpile layouts, as well as operational plans, align with practices typical of other regional open-pit metal mines, with contractor mining operations shown to be effective in similar settings.

The estimated capital and operating costs, assessed at a scoping level of engineering, are deemed reasonable and support the financial projections and cash flow model developed in the Carangas PEA Technical Report. This analysis suggests that the Carangas Project has the potential for positive economic outcomes under the proposed mine plan.

Metallurgical Testwork and Processing And Recovery Methods

Metallurgical Testing: The Carangas Project’s metallurgical testwork program was conducted by ALS Metallurgy in Kamloops, British Columbia, Canada, under the supervision of Dr. Jinxing Ji. This program builds upon earlier testing by Bureau Veritas Mineral/Metallurgy and ALS Metallurgy, focusing on flotation to produce silver/lead and zinc/silver concentrates from the Upper Silver Zone (USZ) and cyanide leach for gold doré production from the Lower Gold Zone (LGZ). The testwork included comminution testing, mineralogical analysis, gravity concentration, and both bulk and selective flotation, covering composite samples from various zones within the deposit.

Composite samples for testing were prepared using intervals from multiple drill holes across the deposit. In the Upper Silver Zone, the composite samples included the oxidized, transitional, and sulfide samples, with an additional composite sample representing the life-of-mine averages. A separate composite sample was prepared for testing from the Lower Gold Zone.

Sequential selective flotation successfully produced marketable silver/lead and zinc/silver concentrates from the Upper Silver Zone, achieving a total silver recovery of 87.3% in the two concentrates. Metallurgical testing of the Lower Gold Zone indicated effective gold recoveries with gravity concentration, cyanide leach, and flotation.

Proposed Process Flowsheet and Recovery Methods: The proposed processing flowsheet for the Carangas Project involves sequential selective flotation to produce separate silver/lead and zinc/silver concentrates. The plant design includes a single-stage crushing circuit, a SABC (Semi-Autogenous Mill, Ball Mill, Crusher) grinding circuit, and dedicated silver/lead and zinc flotation circuits, each with rougher, regrinding, and three-stage cleaner circuits. Concentrate thickening, filtering, intermediate and final tailing thickeners are also included, with the intermediate thickening to reduce cross-contamination of process waters between two flotation circuits. The thickened final tailings are disposed of at the TSF, with decant water recycled to the process plant.

The processing plant is designed with a nominal capacity of 4.0 Mtpa, achieving LOM production of 826,000 tonnes of silver/lead concentrate and 744,000 tonnes of zinc/silver concentrate. The average concentrate grades are 3,975 g/t silver and 24.0% lead for the silver/lead concentrate, 356 g/t silver and 45.8% zinc for the zinc/silver concentrate.

Infrastructure

Infrastructure and Support Systems: The Carangas Project requires essential infrastructure development before operations commence, focusing on securing stable water and power supplies. Power will be sourced through an agreement with a government-owned power supplier, with a dedicated transmission line to the site.

Securing a long-term power price agreement is critical to mitigate the risk of fluctuating electricity costs, and the line can be upgraded if needed for future expansion. Water for initial construction will be drawn from an on-site stream. At the same time, operational needs will be met through a pipeline system, drawing from a combination of groundwater via water wells and surface water from the nearby rivers. Site access improvements are required, notably upgrading the last few kilometres of road, with annual maintenance planned. Fuel will be supplied by trucks, and contractual agreements are recommended to ensure reliable delivery and mitigate risks from potential political or economic disruptions.

All necessary non-process infrastructure buildings will be constructed to standard specifications, and the infrastructure design is expected to support the mine’s operations over its life. The conventional slurry TSF was chosen over dry-stacking due to lower operational costs and its suitability for the Carangas Project area.

Tailings Storage Facility: The conventional slurry TSF design has been completed at a PEA level, based on general geological assumptions, without detailed meteorological or hydrological studies. It also assumes that waste rock will meet geochemical standards for embankment construction. Further studies are recommended to confirm these assumptions in the next project phase.

Environmental Studies

The baseline studies that were initiated are reasonable for what is expected to be able to produce the required Environmental Impact Assessment (“EIA”). These studies should continue to have an in-depth understanding of the physical and biological aspects of the Carangas Project’s area of influence.

Recommendations

Geology And Drilling

Additional drilling is recommended to improve confidence in the Carangas Project’s Mineral Resources. This includes:

●	Infill Drilling: Aimed at confirming mineral continuity within a 50 m by 50 m drilling grid in core areas, supporting resource classification and future economic studies.

●	Step-out Drilling: Targeting extensions of gold mineralization beyond the conceptual pit in the north and northeast directions.
●	Exploration Drilling: Focusing on IP chargeability anomalies beyond drilled areas may indicate similar mineralization and potential resource expansion.

Mining Engineering

To advance to Pre-Feasibility, the following are recommended with a $3 million budget:

●	Geotechnical Drilling: Focused on open-pit stability with rock strength testing and hydraulic characterization.
●	Hydrogeological and Hydrological Studies: To refine pit water management strategies.
●	Geochemical Waste Rock Characterization: Updating potentially acid-generating (“PAG”) models.
●	Condemnation Drilling: Ensuring planned infrastructure locations are free of valuable mineralization.
●	Trade-Off Studies: Evaluating contractor vs. owner-operated mining fleet options, cost-effectiveness of equipment, and potential for electrified equipment.

Mineral Processing And Metallurgical Testing

Additional metallurgical testing is recommended to enhance flotation performance, minimize chemical reagent use, and finalize design parameters. Future testing should:

●	Expand Flotation Testing: Using non-oxidized core intervals to reduce issues with oxidized samples and to improve selectivity.
●	Optimize Zinc Flotation pH: Addressing high slurry viscosity in the zinc circuit by testing lower pH levels and different reagents.
●	Conduct Comminution Testing: Conduct comminution testing on various samples across the deposit to refine mill design.
●	Examine Process Water Impact: To optimize flotation efficiency by assessing cross-contamination effects between circuits.
●	Thickening and Filtration Studies: These are for flotation tailings and concentrates to enhance handling and disposal.

Infrastructure

Infrastructure studies should prioritize:

●	Water Source Development: Drilling local wells to secure fresh water and conducting hydrology studies for seasonal water availability from nearby rivers.
●	Geotechnical and Hydrological Studies for TSF: To verify that the TSF design meets regulatory standards and ensure containment stability.
●	Environmental and Geochemical Testing of Tailings: Including acid-base accounting and net acid generation to assess potential acid drainage and metal leaching from waste rock.

Baseline environmental studies are necessary to complete an Environmental Impact Assessment that meets regulatory standards. A social baseline assessment should be initiated to engage with nearby communities, with a focus on developing a community engagement and social investment plan.

Economic Analysis

A preliminary economic analysis for the Carangas Project was completed in connection with the Carangas PEA Technical Report. The economic analysis and its underlying assumptions are preliminary in nature and include forward-looking statements. These statements involve a number of significant assumptions, including, but not limited to, Mineral Resource estimates, the proposed mine plan, cost estimates, metallurgical recoveries, concentrate grades, environmental and social considerations, infrastructure requirements, product marketing, and associated costs. There is no certainty that the economic projections within the report will be realized.

The preliminary economics analysis includes Inferred Mineral Resources that are considered too speculative geologically. There is no certainty that the 2024 PEA based on the Mineral Resources will be realized. Mineral Resources that are not mineral reserves have not demonstrated economic viability.

The discounted cash flow (DCF) methodology was employed to calculate the Carangas Project’s net present value, internal rate of return, and payback period. The cash flow estimates are unlevered and calculated at the Carangas asset level. This economic analysis does not incorporate any corporate-level considerations from New Pacific Metals or any of its subsidiaries.

The NPV was calculated using a 5% discount rate, which is a standard real discount rate for evaluating precious metals projects. The cash flows were discounted from the second half of year –2.

No inflation adjustments were applied to the cash flow model.

Considering the Carangas Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $1,447 million over the mine life, and post-tax payback occurs 3.2 years from the start of production.

The economic analysis results are shown in Table 5.2.3.1.

Table 5.2.3.1 Economic Analysis Results

Economic Analysis Results
Post Tax NPV @ 5% ($M) IRR (%) Payback (years)	501 26 3.2

A sensitivity analysis was conducted to evaluate the influence of variations in LOM capital and operating costs. This analysis assessed the impact on post-tax NPV, applying a 5% annual discount rate, and on IRR by adjusting mining cost, process cost, and LOM capex, respectively, by +/-10% to +/-20%. The results of the cost sensitivity analysis are summarized in Tables 5.2.3.2, and 5.2.3.3.

Table 5.2.3.2 NPV and IRR Sensitivity Analysis by Input Cost

Cost Sensitivity
Sensitivity Items	-20%	-10%	100% (base case)	20% -10%	20% -10%
Mining Cost (Post-tax NPV $M / IRR)	534/27%	518/26%	501/26%	485/25%	468/25%
Processing Cost (Post-tax NPV $M / IRR)	563/28%	532/27%	501/26%	470/25%	439/24%
Life-of-Mine Capex (Post-tax NPV $M / IRR)	558/32%	530/29%	501/26%	473/23%	444/21%

Table 5.2.3.3 Sensitivity analysis of silver prices

	Silver Price Sensitivity
Silver Price (US$/oz)	$18.00	$21.00	$24.00 (base case)	$27.00	$30.00
Result (Post-tax NPV $M / IRR)	254/17%	378/22%	501/26%	625/30%	748/34%

An additional sensitivity analysis considering different discount rates is shown in Table 5.2.3.4.

Table 5.2.3.4 Sensitivity to Discount Rate

Discount Rates (%)	5%	8%	10%	12%
Post Tax NPV @ ($M)	501	359	285	224

The sensitivity analysis results indicate that the post-tax NPV remains positive across the evaluated sensitivity range. The NPV is highly sensitive to variations in silver price and discount rate while showing moderate sensitivity to changes in capital and operating costs.

Technical Summary

Project Description, Location and Access

The Carangas Project is located in the Carangas district, situated in Bolivia’s western part of the Oruro Department, approximately 190 kilometres southwest of Oruro City. The Carangas Project is accessible by vehicle from Oruro city, with approximately 197 km of paved national Highway 12 leading to the town of Sabaya, then a flat gravel road of 35 km from Sabaya to Carangas. The Carangas Project is currently held by Minera Granville S.R.L.(Granville), a private Bolivian company, and comprises three Prospecting and Exploration Licenses (PELs), namely Granville I, Granville II, and Colapso, covering a total area of 40.75 km²

RPM visited the Carangas Project twice:

●	Anderson Gonçalves, Principal Geologist FAusIMM, visited the Carangas Project between March 27 and 30, 2023.
●	Marcelo del Giudice, Principal Metallurgist FAusIMM, and Blaine Bovee, Principal Mining Engineer, visited the Carangas Project between October 31 and November 2, 2023.

New Pacific Metals entered into a Mining Association Contract (MAC) with Granville to jointly explore and develop the Carangas Project under applicable Bolivian laws and pursuant to the terms and conditions of the MAC. New Pacific Metals will cover all costs related to the exploration, development, and mining of the Carangas Project, with the majority of the profits from mining production going to New Pacific Metals and a smaller portion allocated to Granville. As the holder of the mineral title to the Carangas Project, Granville will be responsible for permitting matters to ensure the Carangas Project remains in good standing under applicable Bolivian laws. The agreement has a term of 30 years and is renewable for an additional 15 years.

Land Tenure

The Carangas Project consists of three mining rights (PELs) granted to Minera Granville S.R.L. by the Bolivian authority AJAM (Mining Administrative Jurisdictional Authority). Each PEL has a five-year validity term, with provisions for one extension of three years. Minera Granville manages the annual costs of maintaining the PELs. New Pacific Metals (NPM) has a joint venture agreement or MAC with Minera Granville to conduct the geological and mining works related to these PELs.

RPM is not aware of any environmental liabilities on the Carangas Project. New Pacific Metals has all required permits to conduct the proposed work on the Carangas Project. RPM is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Carangas Project.

Existing Infrastructure

There is currently a camp accommodation for geologists to support exploration activities. The access road is by the existing 5 m wide compacted dirt roads to the camp.

History

Mining activities in the Carangas district began in the late 16th century in the Spanish colonial era. During that time, mining activities were mainly focused on oxide materials and native silver. Currently, widespread ruins of historical mine workings are visible in the East Dome and the West Dome, historically known as San Antonio and Espiritu Santo hills.

Following the decline of the Spanish colonial era, mining activities in the Carangas area diminished. In 20th century, ownership of the Carangas Project was transferred between various international and Bolivian local mining companies. Notably, in the early 20th century, mining operations were revived by Moritz Hochschild and Federico Alhfeld, a German geologist regarded as the father of Bolivian geology was working on the Carangas Project in 1923.

There has been a very limited amount of historical mineral exploration in the Carangas area. The earliest recorded exploration was conducted by COMSUR, a local Bolivian mining company who carried out channel sampling in underground workings of the San Jose, Orcko Tunku, and San Antonio adits in 1985, and collected over 350 samples with an average silver grade of 64 g/t Ag. Llicancabur Mining Ltda., a local Bolivia mining company completed a total of 1,001 m in 9 reverse circulation holes in 1995 and COMSUR drilled 914.2 m in 6 diamond drill holes in 2000 (Lopez-Montaño, 2019).

Geology and Mineralization

The Carangas Project sits in the South American Epithermal-Porphyry Belt, featuring a geological sequence that includes Jurassic granites and the volcanic rocks of the Negrillos Formation and the Carangas Formation of Tertiary age. The Negrillos Formation consists of eroded lavas, tuffs, and volcanic breccias from ancient volcanic cones. Above the Negrillos Formation, the Carangas Formation includes rhyolitic to rhyo-dacitic intrusive dykes, lithic tuffs, phreatomagmatic breccias intercalated with fluvial sediments in upper portion and andesitic volcanoclastic rocks in the lower portion.

The Carangas area is interpreted as a grand volcanic caldera system of Tertiary age. The Carangas Project is located at the southwest corner of the Carangas basin, and geomorphologically is comprised of two prominent hills namely the West Dome and the East Dome, and a fluvial valley in between called the Central Valley. In addition, there is a small hill known as South Dome near the south end of the Central Valley. At the surface of the Carangas Project, silver-lead-zinc mineralized vein structures predominantly strike in a West-Northwest direction with steep dips, either sub-vertically or slightly dipping to the south or the north. In addition, there are some vein sets trending in northerly and northeast directions. To depth below the shallow silver-lead-zinc horizon, mineralization is dominated by gold plus minor amount of silver and copper in the lower portion of the mineralized system.

Based on data obtained from drilling, the area of West Dome and Central Valley is interpreted as a diatreme structure with a shape of inverted cone filled with breccias of phreatomagmatic origin and rhyo-dacitic intrusive dykes. On the top of West Dome, unlithified sandy sediments with horizontal beddings intercalated with phreatomagmatic breccias of altered rhyolitic and older volcanoclastic clasts are well exposed on surface, evidencing a volcanic maar environment. The intrusion of magma, once reaching the meteoric water level near surface, led to a series of intense explosive eruption and fracturing, which in turn generated abundant open spaces including cracks and pores in breccias, favorable for the circulation of hydrothermal fluids and the deposition of sulfide minerals of metals.

Three zones of mineralization can be recognized as zoning of different metals. The Upper Silver Zone is formed in a relatively low temperature and pressure environment approximately within 150 - 200 m from the surface in an area of about 1,000 m long in an east-west direction by 800 m wide in a north-south direction, spanning across the entire area of West Dome-Central Valley-East Dome-South Dome of Carangas deposit. It is interpreted as the distal phase of hydrothermal alteration and mineralization system arising from the rhyolitic intrusions at the depth of the Central Valley area.

At the top area of West Dome, there is a mineralized horizon of up to 50 m thick, composed of hydrothermal breccia of altered rhyolite clasts cemented by low-temperature silica of chalcedony, heterolithic breccia comprised of clasts of various lithologies and a matrix of fine debris of similar lithology as the clasts as well as unlithified loose sandy tuff layers and lenses with sedimentary beddings. These three types of rocks are intercalated with each other. The hydrothermal breccia generally contains a higher grade of silver compared to heterolithic breccia and sandy tuff. When the cementing chalcedony of hydrothermal breccia looks grey or dark in colour, it may contain silver up to 1,000 ppm. Due to erosion, the current thickness of this silver-lead horizon is from a few metres up to 50 m thick.

When the temperature and pressure of the hydrothermal system become higher at depth below the Upper Silver Zone, grades of silver and lead in mineralization drop. In contrast, zinc grades rise with low grades of copper and gold locally in the lower portion of the zone.

Mineralization in the Middle Zinc Zone is characterized by the dissemination of marmatite and veining of honey sphalerite, galena, chalcopyrite, pyrite, siderite and small amount of silver sulfosalts. This zinc-dominated zone is generally from 150 m below surface with a thickness of tens of metres up to 150 m. The Zinc Zone is interpreted to be the peripheral zone close to the core Gold Zone formed in a higher temperature/pressure environment in the vicinity of rhyolitic intrusions.

The Lower Gold Zone lies below the Middle Zinc Zone. Mineralization in this zone is characterized by the dissemination of pyrite and sulfides veining of pyrite and chalcopyrite plus a small amount of galena and sphalerite hosted in strongly argillic-sericitic altered phreatic breccia and rhyolite intrusions. This gold zone generally begins from a depth of 200 m. It extends to a depth of more than 800 m with a lateral extent up to 400 m wide, mostly confined to the diatreme pipe body and partially extending laterally into surrounding older volcanoclastic rocks. ASMIN lab studies indicate that gold occurs mainly in the form of free electrum, in minor amounts as native gold and very sparsely as Fe (Au) sulfides, Au-Ag sulfides and galena (Au). The grade of gold generally gets higher with depth and is highest around the elevation of 3500 m in the middle part of the gold zone. The gold grade declines to a further depth, but the copper grade gets relatively higher than in the upper portion. This zoning of metals is likely induced by the higher temperature/pressure environment of hydrothermal activities at depth.

Gold mineralization is fully controlled by the diatreme pipe structure, which is associated with rhyolitic dyke intrusions and perfectly overlays with the IP chargeability anomaly in the Central Valley area. This coincidence may imply that other IP chargeability anomalies beyond the drilled area could be promising targets of additional mineral potential and warrant drill testing in the future.

Exploration Status

The Carangas Project underwent a systematic exploration process, beginning with the Company’s reconnaissance mapping and sampling in 2019. This initial phase was followed by detailed surface-underground mapping and sampling throughout 2020-2021. Exploration activities continued intermittently in 2022 and concluded with the sampling and mapping of previously inaccessible historical underground workings.

In 2020, New Pacific collected a total of 383 rock chip samples from 55 outcrops. The samples were taken at two-metre intervals approximately perpendicular to the strike direction of mineralization, covering a total length of 769 m. Out of these samples, 117 returned grades ranging from 30 to 2,350 g/t Ag, with an average grade of 160 g/t Ag. These samples were used as a guideline for further exploration programs.

The Carangas Project features historical underground mining workings. The company conducted surveys of all safe and accessible tunnels, totaling 2.4 km, which are all developed within the Carangas Formation. To date, a total of 425 samples have been collected. Among these samples, 112 (26.35%) returned assay results ranging from 30 to 1,060 g/t Ag, with an average grade of 122 g/t Ag.

Furthermore, the company implemented systematic geophysical surveying programs, including a ground magnetometry survey and an Offset (3D) Bipole-Dipole Induced Polarization (IP)-Magneto-Telluric (MT) survey, from 2021 to 2023. The known mineralization system responds well to magnetic lows and IP chargeability highs and multiple additional anomalies were identified.

Drilling

The Company started exploration drilling in June 2021 and completed resource definition drilling at the end of April 2023. During that period, as many as five rigs were running at the Carangas Project and a total of 81,145 m were drilled in 189 holes. Maldonado Exploraciones, a contracted drilling company from La Paz, Bolivia, conducted all drilling which was roughly broken down to four stages.

●	Phase I drilling: started on June 21, 2021, and concluded on September 24, 2021. Thirteen holes were completed, totalling 3,790.4 m to verify historical drill results and to test the lateral and depth extent of the known mineralization exposed on surface at West Dome and East Dome.
●	Phase II: drilling commenced on October 6, 2021 and completed on December 17, 2021. In this phase, 22 holes were drilled for a total of 9,420 m with the objective to test mineralization covered by young sediments in the Central Valley area.
●	The Phase III: a resource definition drill program, started on February 3, 2022, and completed on December 14, 2022. To rapidly define the mineral resource potential at the Carangas Project, five drill rigs were employed for the drill program. During this period, a total of 50,311 m were drilled in 115 holes on a drill grid of approximately 50-metre spacing and most holes intersected broad mineralization.
●	Phase IV: drilling is a continuation of the 2022 resource definition drill program with the aim to infill areas drilled in 2021-2022 and step out beyond these previously drilled areas. As of the end of April 2023, a total of 39 holes were completed for a total of 17,623.5 m in this phase of drilling.

Sample Preparation, Assay, and Data Verification

New Pacific has established a series of working procedures and protocols regarding core logging, sampling, core QA/QC and data validation, which include the regular submission of check samples to umpire Alfred H Knight laboratory in Lima, Peru.

All drill holes were geologically logged and sampled by New Pacific field personnel at the Company’s facilities at the Carangas Project. Geological logging included detailed recording of lithology, alteration, mineralization, structure and RQD measurements. Drill cores are stored at a secure core storage at the Company’s Carangas camp for future check and audit.

The Company’s staff takes custody of drill cores and samples at each step of field exploration and drilling activities and no other people were allowed to enter the working areas and the core storage without pre-approval from the Company’s project manager. The drill cores are stored in plastic core boxes and transported to the core logging shack. After being logged and sampled, the core boxes are shipped to a secure core storage facility on a regular basis for permanent storage. This facility is surrounded by a brick wall with a locked gate. The samples generated from this process are shipped to the ALS preparation laboratory in Oruro.

New Pacific personal oversees the delivery of drill core and rock chip samples from the Carangas camp to the ALS laboratories in Oruro, Bolivia for sample preparation, and then the pulp samples were shipped to ALS in Lima, Peru for geochemical analysis. ALS Oruro and ALS Lima are part of ALS Global, a commercial laboratory specializing in analytical geochemistry services, all of which are accredited in accordance with ISO/IES 17025:2017 and are independent of New Pacific.

All drill core, rock chip, and grab samples are prepared using the following procedures: (1) crush to 70% less than 2 mm; (2) riffle split of 250 g; and (3) pulverize the split to more than 85% passing a 75-micron sieve.

New Pacific has established comprehensive QA/QC procedures covering every step of sampling, preparation, and geochemical analysis, including inserting certified reference materials (CRMs), blanks and duplicates into regular sample sequences. The use of a reasonable number of different control samples is robust. It returns a good variety of verifications throughout the complete process, and the umpire lab check analysis gives a good level of reproducibility of the database.

The insertion ratio of control samples is 24%, which is higher than the industry benchmark (15-20%).

In the QP’s opinion, the data acquisition, analysis and validation comply with the best industry practices and are trustworthy for Mineral Resource estimates and technical reporting.

Mineral Processing and Metallurgical Testing

Following the completion of the first metallurgical testwork program in May 2023 with five mineralized samples, another five composite samples were collected in December 2023 from the Upper Silver Zone and Lower Gold Zone for the second metallurgical testwork program to support the current preliminary economic assessment.

Four mineralized samples were prepared using intervals from multiple drill holes in the Upper Silver Zone. The first sample was a nearly fully oxidized silver/lead/zinc mineralization which contained 61 g/t silver, 0.44% lead, 0.08% zinc and 0.20% sulfur. The second sample was a partially oxidized silver/lead/zinc mineralization which contained 61 g/t silver, 0.48% lead, 0.65% zinc and 0.89% sulfur. The third sample was a fresh silver/lead/zinc mineralization which contained 59 g/t silver, 0.42% lead, 0.89% zinc and 1.75% sulfur. The fourth sample consisted of 12.5% fully oxidized sample, 2.5% partially oxidized sample and 85.0% fresh sample, which was close to the life-of-mine average mineralization. Bulk flotation was applied to the fully oxidized sample to produce a silver/lead concentrate. Sequential selective flotation was applied for the other three samples to produce a silver/lead concentrate and a silver/zinc concentrate. For the fourth life-of-mine average sample, the locked cycle flotation test produced a high-silver containing lead concentrate, which contained 3,658 g/t silver and 24.0% lead with corresponding recoveries of 81.6% for silver and 73.4% for lead, and a silver/zinc concentrate which contained 325 g/t silver and 45.8% zinc with corresponding recoveries of 6.0% for silver and 66.9% for zinc. The total silver recovery in these two concentrates was 87.6%.

In the Lower Gold Zone, one composite sample was prepared, which contained 1.01 g/t gold, 11 g/t silver, 0.060% copper and 3.07% sulfur. This sample was amenable to gravity concentration, whole-ore cyanide leach and bulk flotation. A large amount of free gold particles was present between 53 μm and 300 μm. Based on the gravity concentration testwork results, a commercial gravity concentration circuit installed to process a portion of cyclone underflow is expected to recover about 45% gold at a primary grind size of 80% passing 75 μm. This gold sample was amenable to cyanide leach with 94.0% gold recovery at a grind size of 80% passing 90 μm, 48-hour retention time and cyanide consumption of 0.55 kg/t NaCN. Bulk flotation of this gold sample achieved 98.0% gold recovery and 94.7% silver recovery on average at 10.9% concentrate mass pull.

Three samples from the Upper Silver Zone, Lower Silver Zone and Lower Gold Zone were subjected to comminution testing. The measured rod mill work index, ball mill work index and abrasion index values were 10.1 ~ 12.3 kW.h/t, 10.7 ~ 12.8 kW.h/t and 0.038 ~ 0.075 g, respectively. These values indicate that these three samples were moderately hard and mildly abrasive.

Mineral Resources

RPM has independently estimated the Mineral Resources of the Carangas Project, based on the data provided by New Pacific as of June 1, 2023. The Mineral Resource estimate and underlying data comply with the guidelines of the CIM Definition Standards under NI 43-101. RPM considers it suitable for public reporting. The QP, Mr. Anderson Goncalves Candido, completed the Mineral Resources Estimate. The effective date of the Mineral Resource estimate is August 25, 2023

Mineral Resources were reported using a cut-off value of 40 g/t AgEq and a conceptual open-pit mining constraint, assuming that extraction will be conducted using an open-pit mining method. The cut-off value was determined using a number of technical factors and a consensus five-year forecast of metal prices.

Three zones of mineralization can be recognized as zoning of different metals. The Upper Silver Zone, the Middle Zinc Zone and the Lower Gold Zone, The Mineral Resources is stated in these three zones. The results of the Mineral Resource estimate for the Carangas Project are presented in the following table 5.2.4.1.

Table 5.2.4.1Carangas Project ‐ Conceptual Pit* Constrained Mineral Resource as of August 25, 2023

Domain	Category	Tonnage	AgEq		Ag		Au		Pb		Zn
		Mt	g/t	Mozs	g/t	Mozs	g/t	Kozs	%	Mlbs	%	Mlbs
Upper Silver Zone	Indicated	119.18	85.3	326.8	44.7	171.2	0.1	216.4	0.3	916.6	0.7	1,729.6
	Inferred	31.30	80.3	80.8	43.0	43.3	0.1	104.6	0.3	202.4	0.5	350.0
Middle Zinc Zone	Indicated	43.42	56.0	78.1	10.8	15.0	0.1	77.4	0.4	343.6	0.8	739.4
	Inferred	9.32	54.2	16.2	8.8	2.6	0.1	15.6	0.4	74.1	0.8	162.3
Lower Gold Zone	Indicated	52.28	92.1	154.9	11.4	19.1	0.8	1,294.4	0.2	184.7	0.2	184.7
	Inferred	4.37	91.1	12.8	12.6	1.8	0.7	97.5	0.2	21.4	0.2	21.4

Source: compiled by RPM, 2023

Notes:

●	CIM Definition Standards (2014) were used for reporting the Mineral Resources..
●	Mineral Resources are constrained by an optimized pit shell at a metal price of $23.00/oz Ag, $1,900.00/oz Au, $0.95/lb Pb, $1.25/lb Zn, recovery of 90% Ag, 98% Au, 83% Pb, 58% Zn and Cut-off grade of 40 g/t AgEq and reported as per Section 14.
●	Drilling results up to June 1, 2023.
●	The numbers may not compute exactly due to rounding.
●	Mineral Resources are reported on a dry in-situ basis.
●	Mineral resources are not Mineral Reserves and have not demonstrated economic viability

Below the conceptual pit constraint, gold-dominated mineralized material of similar size and grade to the reported Mineral Resources of the Gold Domain within the conceptual pit exists. Gold mineralization remains open to the north and northeast at depth.

RPM considers that the reported Mineral Resources have reasonable prospects for eventual economic extraction using open-pit mining method.

The QP is not aware of any other factors, including environmental, permitting, legal, title, taxation, socio-economic, marketing and political or other relevant factors, which could materially affect the Mineral Resources.

Mineral Reserves

No mineral reserves have been declared on the Carangas Project.

Mining

The deposit is amenable to open-pit mining practices. Open pit mine designs, mine production schedules and mine capital and operating costs have been developed for the Carangas deposit at a scoping level of engineering. The Mineral Resources described in Section 14 form the basis of the mine planning, including Indicated and Inferred class resources.

Mine planning is based on conventional drill/blast/load/haul open pit mining methods suited for the Carangas Project location and local site requirements. The open pit activities are designed for approximately two years of construction followed by thirteen years of mine operations and four years of post-pit mining stockpile processing. The subset of Mineral Resources contained within the designed open pits are summarized in Table 5.2.4.2, with a $28/t NSR (Net Smelter Return) cut-off and form the basis of the mine plan and production schedule.

Table 5.2.4.2PEA Mine Plan Production Summary

Factor	Value
PEA Mill Feed	64.4 Mt
Mill Feed NSR	$50.6/t
Mill Feed Ag Grade	63 g/t
Mill Feed Pb Grade	0.44%
Mill Feed Zn Grade	0.80%
Waste Rock	111.7 Mt
Waste: Mill Feed Ratio	1.7

Notes:

●	The Carangas PEA Technical Report Mine Plan and Mill Feed estimates are a subset of the August 25, 2023, Mineral Resource estimates and are based on open pit mine engineering and technical information developed at a Scoping level for the Carangas deposit.
●	PEA Mine Plan and Mill Feed estimates are mined tonnes and grade; the reference point is the primary crusher. Mill Feed tonnages and grades include open pit mining method modifying factors, such as dilution and recovery.
●	Net Smelter Prices (NSP) and metallurgical recoveries define the cutoff grade. NSPs include market price assumptions of $23.00/oz Ag, $2,094/t Pb, $2,756/t Zn. Various smelter and refining terms, offsite costs, and a 6% royalty derive NSPs of $20.5/oz Ag, $1,418/t Pb, and $1,630/t Zn. Metallurgical recoveries of 90% Ag, 83% Pb, and 58% Zn are applied.
●	The chosen cut-off grade covers total operating costs of $28/t, which exceeds estimated PEA mining, processing and G&A cost estimates.
●	Estimates have been rounded and may result in summation differences.

Economic pit limits are determined using the Pseudoflow implementation of the Lerchs-Grossman algorithm. Selected pit limits are split up into three phases or pushbacks to target higher economic margin material earlier in the mine life. Additional mineable open pit phases below the pit limits and targeting the “Lower Gold Zone” portion of the Mineral Resource have been excluded from the base case PEA mine plan to limit the planned project footprint. Upper benches will be accessed via internal cut ramps on topography or via ramps left behind on phased pit walls. In-pit ramps will access material below the pit rim.

Pit designs are configured on 10 m bench heights, with a minimum of 8 m wide berms placed every two benches or double benching. Since no geotechnical test work or analysis has been completed on the bedrock, the applied bench face and inter-ramp angles, 67.5 degrees and 50 degrees, respectively, are scoping level assumptions based on the rock type and overall depth of the open pit.

Resources from the open pit will report to a ROM pad and primary crusher 0.5 km northeast of the pit rim. The mill will be fed with material from the pits at an average rate of 4.0 Mtpa (11 ktpd). Oxide resources will be stored in a stockpile 1 km north of the pit rim and rehandled to the crusher over the life of mine, blended with non-oxide mill feed. Non-oxide resources, mined in excess of mill feed targets, will be stored in a low-grade stockpile directly south of the ROM pad and process plant and east of the open pit. This stockpile is planned to be completely reclaimed to the mill at the end of the mine life.

Waste rock will be placed in one of three storage facilities or used in the construction of haul roads and the dam portion of the tailings facility. The west waste rock storage facility (WRSF) sits directly north of the open pit. The east WRSF sits 2 km east of the open pit. A third WRSF sits 2 km north of the open pit, directly north of the oxide stockpile, and will store sub-grade waste, which is the portion of the Mineral Resources mined and not milled within the Carangas PEA Technical Report mine plan.

The waste rock from the open pit has not been tested or analyzed for potential acid generation (PAG). It is assumed that PAG quantities will be small enough to be blended with larger quantities of non-acid generating (NAG) waste rock for surface storage within the WRSFs.

Topsoil and overburden encountered at the top of the pits will be placed in a dedicated stockpile directly north of the open pit and kept salvageable for closure at the end of the mine life. These quantities have not been measured and the storage facility has not been designed for the Carangas PEA Technical Report mine plan.

The mine production schedule is summarized in Figure 5.2.4-1.

Figure 5.2.4-1Mine Production Schedule Summary

Contractor mining operations are planned, utilizing a diesel-powered mining fleet. Cost estimates for mining are based on a contractor quotation for the Carangas Project, utilizing down the hole (DTH) drills for drilling, 0.20 kg/t target powder factor ANFO-based blasting, 4 m3 bucket size diesel hydraulic excavators for loading, and 70 t payload rigid-frame haul trucks for hauling, plus ancillary and service equipment to support the mining operations, including haul road and stockpile maintenance.

In-pit dewatering systems will be established for the pit. All surface water and precipitation in the open pit will be gravity drained or directed via submersible pumps to ex-pit settling ponds directly outside the pit limits, where it will report to the broader project water management system.

Contractor cost estimates include the investment in the mining mobile fleet and fixed facilities to maintain it

Recovery Method

The proposed processing flowsheet for the Carangas Project is designed based on the characteristics of the mill feed for sequential selective flotation. A processing circuit was developed to treat the mill feed, comprising a crushing-milling circuit followed by dedicated silver/lead and zinc/silver flotation circuits. The processing plant is designed with a nominal capacity of 4.0 million tonnes per annum, targeting an average annual production of 46,000 tonnes of zinc/silver concentrate and 51,000 tonnes of lead concentrate, both containing payable silver.

Metallurgical testwork results, combined with industry benchmark data, formed the preliminary mass balance, design criteria, and equipment selection for the process plant. A trade-off study was conducted prior to finalizing the flowsheet for this Preliminary Economic Assessment, evaluating alternative circuits such as concentrate cyanidation to produce silver doré. The conventional grinding-flotation circuit for producing two concentrates (silver/lead and zinc/silver) was chosen as the optimal approach.

The key unit operations for the Carangas process plant are:

●	ROM ore stockpile and blending,
●	Primary jaw crusher,
●	SAG mill, pebble crusher and ball mill,
●	Silver/lead selective flotation while rejecting zinc, pyrite and non-sulfidic gangue minerals,
●	Silver/lead concentrate thickening, filtering, bagging and dispatch,
●	Zinc/silver selective flotation while rejecting pyrite and non-sulfidic gangue minerals,
●	Zinc/silver concentrate thickening, filtering, bagging and dispatch,
●	Tailings thickening and pumping to the tailing storage facility (TSF).

The process plant’s operational philosophy consists of grinding the mill feed to a particle size (P80) of 75 μm for subsequent silver/lead flotation, which consists of a rougher circuit, a regrinding mill and a three-stage cleaner circuit. The first-stage flotation is designed to produce a silver/lead concentrate with over 2,000 g/t silver content. The lead content in this concentrate will be above 15% to achieve a favorable payable rate for the contained lead. After the silver/lead concentrate is produced, the rougher tail and cleaner tail will be combined, thickened and then undergo a second-stage flotation to produce a zinc/silver concentrate which contains more than 40% zinc content. The second-stage flotation comprises a rougher circuit, a regrinding mill and a three stage cleaner circuit. Efforts will be made to maximize silver recovery into the lead concentrate to enhance silver payable rate. After zinc/silver flotation, the final tailings will be thickened and pumped to the tailings storage facility.

Project Infrastructure

Existing infrastructure at the site supports exploration activities. Additional infrastructure is required to support construction and operations as described in this document.

The Carangas Project area is accessible by vehicle from Oruro city, with approximately 197 kilometres of paved National Highway 12 leading to Sabaya., then a 35km, maintained, flat gravel road from Sabaya to Carangas.

Water wells are considered as a primary water source for operations with local stream used during construction. The pipeline will have a catchment intake area, filters, and a pump station to pump the water to the site water tanks. Water will be used for the process plant, potable water, and fire water. After treatment at the site, water will be stored in tanks distributed to all areas. The hydrologic regime of the main water sources and associated tributaries as well as alternate water options will be further evaluated in the next project phase.

Power is planned to be supplied by a twinned overhead 115 kV, 210 km long transmission line, which will connect to the Carangas substation at the site from the Pagador substation, located 210 km to the north. Power will be provide via the transformers at the substation and distributed to all areas at the Carangas Project.

A main gate will be built with a chain fence, external parking, communications, CCTV surveillance cameras, and a truck scale.

Accommodation for all weather conditions will be in place during construction, including temporary accommodations supplied by the construction contractor and permanent camp will be in place during operations.

All reagents, fuel, materials, and equipment will be transported on commercial trucks to the Carangas Project. Explosives will be stored and prepared away from living and working areas.

The Carangas Project will have an administrative building, lunch room, change room, truck shop, warehouses, meeting rooms, first aid room, and laboratory. All of these facilities will comply with local regulations and will be designed according to local weather conditions.

Communications and control will be designed for remote control operations and have internal and external phone systems and radios. Internet will be provided for operations and the campsite.

The Carangas Project assessed three types of tailings storage facilities (TSFs) in a trade-off analysis: conventional TSF (high-rate thickened tailings), high-density thickened tailings TSF, and a dry stack of filtered tailings. Conventional TSF method was selected due to its suitability for the site condition and its clear cost advantages.

The evaluation of TSF options is based on the following assumptions: total ore to mill is 64,438 kt, throughput is 4 Mtpa (10,959 tpd), mine life is 17 years, and total tailings amount to 63,794 kt (99% of total ore to mill).

Three locations were considered for conventional TSFs: the northeast tributary of the Carangas Stream, which had insufficient capacity due to a steep gradient; the southeast tributary of the Carangas Stream, which also had insufficient capacity; and the floodplain of the Carangas Stream, had a storage capacity of 69.0 Mm³, exceeding the required capacity.

A staging plan was developed for the construction of the Conventional TSF Option 1 in five stages. The capital and operating costs for the high-rate thickener required for this TSF are both included in the process plant costs. The tailings slurry pumping costs are covered in the tailings operating costs.

Market Studies

The Carangas Project will generate revenue from the sale of a silver/lead concentrate and a zinc/silver concentrate.

The Carangas Project is expected to produce approximately 826 kt (dry) of silver-lead concentrate with an average grade of 3975g/t silver and 24% lead and 744 kt (dry) of zinc-silver concentrate with an average grade of 45.8% zinc and 356 g/t silver over its 16.2 year operating life.

The principal commodities at Carangas are freely traded at widely known prices, ensuring virtually assured prospects for the sale of any production. RPM used the prices shown in Table 5.2.4.3 for the chosen mining case.

Table 5.2.4.3Assigned Commodity Pricing

	Units	Price
Zinc/Silver Concentrate
Zn Price	$/t	2,756
Ag Price	$oz	24
Silver/Lead Concentrate
Pb Price	$/t	2,094
Ag Price	$oz	24

As of the report, the initial contact with commodity buyers indicates that the silver/lead and zinc/silver concentrate market is strong and tight, resulting in low treatment and refining charges. The silver and lead market appears more stable and is expected to remain tight longer than the zinc market.

The market indicates that a silver/lead concentrate grading above 3,000 g/t silver and 22% lead (dry) and a zinc/silver concentrate grading 46% zinc (dry) would be acceptable to most smelting facilities.

The economic analysis completed for the Carangas PEA Technical Report assumed that silver, lead, and zinc/silver production in the form of concentrates could be readily sold without deleterious element penalties. Assumed concentrate payabilities, treatment, refining and transportation charges are provided in Table 5.2.4.4; these values are considered typical.

Table 5.2.4.4Concentrate Payables, Refining and Transportation Assumptions

Parameter	Silver/Lead Concentrate		Zinc/Silver Concentrate
	Silver	Lead	Silver	Zinc
Payable	Pay 96.5% subject to a minimum deduction of 50 g/t.	Pay 95% subject to a minimum deduction of 3%	Deduct 3 ozs and pay 70%	Pay 85% subject to a minimum deduction of 8%
Treatment Charges	N/A	$100/t	N/A	$175/t
Refining Charges	$0.5/oz	N/A	$0.50/oz	N/A
Transportation Charges	$120/t Conc		$35/t Conc

It was assumed that the zinc/silver concentrate would be sold to a Bolivian trader while the lead concentrate would be exported, resulting in differing transportation charges for each.

In Bolivia, mining royalties are applied to gross revenue from mineral sales, with silver production incurring a 6% royalty rate on gross revenue, while lead and zinc production incur a 5% royalty.

No contractual arrangements for mining, concentrate trucking, rail freight, port usage, shipping or smelting and refining are currently in place. Furthermore, no contractual sales arrangements have been made for the silver/lead concentrate or zinc/silver concentrate at this time.

Initial testwork of the two concentrates indicates no penalty elements are expected on the silver-lead and zinc/silver concentrates.

Environmental, Permitting and Social Considerations

The Carangas Project is developing the baselines required to produce the EIA, receive the environmental license, and eventually construct the Carangas Project. Environmental sampling campaigns for dry and wet seasons were conducted in November 2023 and February 2024, respectively. The community has authorized the social baseline, which is expected to be completed in due course. The town of Carangas is in close proximity to the Carangas Project footprint, particularly the open pit. Further social and technical studies will need to be conducted to understand the potential implications better. The pit’s proximity to the town may impact a colonial church and cemetery. During the EIA, a public consultation must be conducted with the affected population to consider the public’s observations, suggestions, and recommendations.

A local consulting firm conducted field studies on air, gases, noise, sediments/solids, groundwater, water for consumption, and waste material in Nov 2023 and Feb 2024, covering the Dry and Wet Seasons, respectively. The baseline work to date has not detected any unusual or unexpected results.

Capital and Operating Costs

RPM, Moose Mountain Technical Services, and New Pacific teams have prepared the Carangas PEA Technical Report cost estimates. All operating and capital costs have been estimated in real terms, in United States dollars ($), and are effective as of the date of the Carangas PEA Technical Report.

The cost estimate for the Carangas PEA Technical Report considers all necessary investments to construct and operate the Carangas Project over its LOM. The estimate was derived from a number of sources, including:

●	Vendor’s quotations for some of the major equipment,
●	Benchmark data,
●	Inputs from New Pacific and other similar projects,
●	Moose Mountain Technical Services data,
●	RPM data

The total project capital cost for the Carangas Project is estimated at $490 million, comprising an initial capital cost of $324 million, sustaining capital of $128 million, and closure capital of $39 million. Table 5.2.4.5 provides a breakdown of the capital costs.

Table 5.2.4.5Capital Cost Breakdown

CAPEX ($M)	Initial	Sustaining	Closure	Total
Mine	43	7	-	51
Processing Plant	188	32	-	219
Infrastructure	68	23	-	91
Tailings Management	14	34	-	48
G&A	11	-	-	11
Closure Cost	-	-	39	39
Contingency	-	32	-	32
Total CAPEX	324	128	39	490

A summary of the Carangas Project operating costs is provided in Table 5.2.4.6.

Table 5.2.4.6Operating Cost Breakdown

OPEX	Unit Cost – LOM Average ($/t ore)
Mine	6.02*
Processing Plant	8.66
Tailings Management	0.36
G&A	3.56
Total OPEX	18.60

*The mining operating cost per tonne of mill feed.

Risks and Opportunities

The Carangas Project faces several key risks and potential opportunities, summarized below:

Economic and Market-Related Risks

●	Metal Prices: Declines in metal prices could increase the economic cutoff grade or reduce the selected open pit limits, decreasing the resource base available for the mine plan.
●	Operating Cost Assumptions: Preliminary estimates rely on current market rates, including a $0.53/L diesel price subsidized by the Bolivian government. Changes to this subsidy or shifts to market-driven fuel prices could significantly impact mining costs.
●	Treatment and Refining Charges: Current projections are based on a preliminary quotation but may vary with market conditions and concentrate specifications.
●	Logistics for Zinc/silver concentrate: Assumes a local Bolivian buyer, keeping transportation costs low. Costs may increase if export is required.
●	Capital and Operating Cost Estimates: Based on initial quotes and benchmarks; further detailing may lead to adjustments as the Carangas Project progresses potentially increasing cost estimates from those presented in the report.

Technical and Operational Risks

●	Mineral Resources Classification: The Carangas PEA Technical Report relies on Inferred and Indicated Mineral Resources; upgrading to Measured Resources through additional drilling is essential to increase confidence in the resource base.
●	Geotechnical and Hydrogeological Factors: Geotechnical studies could result in shallower pit slope angles, raising the overall stripping ratio. Hydrogeological analysis may also reveal more costly requirements for pit water management and slope depressurization.
●	Geochemical Factors: Geochemical testing, especially for open-pit waste rock, could identify a need for more stringent and costly potentially acid-generating management solutions than those assumed in this study.

●	Metallurgical Assumptions and Processing Efficiency: Metallurgical recoveries and concentrate grades are based on preliminary testing and observed correlations. Additional testing is needed to refine these projections.
●	Mining and Milling Operations: Meeting the planned production rate relies on maintaining grade control and achieving anticipated recoveries. Reduced selectivity, recovery rates, or increased dilution would raise costs and challenge PEA production goals.
●	Tailings Storage Facility Design: TSF design and cost assumptions depend on adequate subsurface conditions for embankment foundations and geochemically suitable waste rock for embankment construction.

Infrastructure and Resource Supply Risks

●	Water Supply: The water supply sources have been defined. Further hydrological studies and positive collaboration with the community will be essential to ensure stable water availability and uninterrupted operations.
●	Power Supply: Although a plan exists to connect to the national grid, further studies are needed to confirm the cost, schedule, and reliability of this option.
●	Workforce Availability: The Carangas Project’s remote location, high altitude, and climate pose challenges to attracting skilled and unskilled labor.

Environmental, Social, and Governance (ESG) Risks

●	Land Tenure, Permitting, and Social License: Maintaining land tenure, securing environmental licenses, and upholding the social license to operate are critical. The Carangas Project’s success will depend on robust governance and a positive local presence.
●	Political and Economic Stability: Bolivia’s recent social, economic, and political instability increases risk for foreign investment. Political shifts could also impact fuel and power supplies to the mine, posing a risk to uninterrupted operations.

Economic and Market-Related Opportunities

●	Metal Prices: If metal prices increase beyond the Carangas PEA Technical Report assumptions, it could enable processing of lower grade stockpiles, which are currently excluded in the mine plan, thereby extending the mine life and improving project economics.
●	Alternative Mining Plan: There is an opportunity for an alternate production plan aimed at the Lower Gold Zone of the deposit, leveraging a larger open pit design. This approach retains all the established mine planning and design criteria, utilizing the 0.80 PF pit shell as the target. With comprehensive open pit designs tailored to access the Lower Gold Zone, this plan has the potential to expand resource extraction.

Technical and Operational Opportunities

●	Resource Expansion through Drilling: There is potential to extend the Resource base a depth with further drilling. Furthermore, exploration in geophysical anomaly zones could lead to resource expansion, potentially increasing the resource base.
●	Enhanced Metallurgical Recoveries: With the uncertainty in the projected metallurgical recoveries, further metallurgical testing may allow for optimization of the processing flowsheet, improving metal recoveries.
●	Metallurgical Assumptions and Processing Efficiency: Potential to reduce slurry viscosity in the zinc circuit through selective collectors, instead of Sodium Isobutyl Xanthate (SIPX), may improve processing at a moderately high pH level. More studies are required to confirm this.

For additional information on the Carangas Project, refer to the Carangas PEA Technical Report available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.newpacificmetals.com.

Additional Information – Carangas Project Title

New Pacific does not have direct title in the Carangas Project, as the Carangas Project is located within 50 kilometres from international border where foreign companies or foreigners are not permitted to have ownership of land and right of mineral. Rather, Granville remains the holder of all licenses, permits and rights granted to it by Bolivian authorities and all operations on the Carangas Project are undertaken by Granville. New Pacific’s interest in the Carangas Project is as a result of the MAC entered into by wholly-owned subsidiaries of the Company and Granville. New Pacific is permitted to enter into the MAC with Granville under Bolivian Law No. 535 on Mining and Metallurgy. In April 2023, Granville initiated the corresponding process to request the authorization and registration of the MAC before AJAM. The Company’s indirect ownership in the Carangas Project will be certified as legally complaint with Bolivian laws related to the Frontier Area once the MAC is approved by the AJAM, registered in the Mining Registry, and published in the Mining Gazette (Bolivia). See also “Risk Factors – Frontier Areas”.

ITEM 6:	DIVIDENDS AND DISTRIBUTIONS

The Company has not paid dividends on its Shares since incorporation. The Company has no present intention of paying dividends on its Shares. Payment of dividends of distributions in the future will be dependent on the earnings and financial condition of the

Company and other factors which the directors may deem appropriate at that time. Holders of Shares are entitled to receive on a pro rata basis such dividends on the Shares, if any, as and when declared by the Board of the Company at its discretion.

ITEM 7:	DESCRIPTION OF CAPITAL STRUCTURE

The Company has an authorized capital of an unlimited number of Shares without par value, of which 171,904,301 Shares were issued and outstanding as fully paid and non-assessable as of June 30, 2025. A further 6,884,866 Shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options (“Options”) and restricted share units (“RSUs”) outstanding as of June 30, 2025. All Shares rank equally as to dividends, voting powers and participation in assets and in all other respects. Each Share carries one vote per Share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the Shares. The Shares presently issued are not subject to any calls or assessments.

The Company’s amended and restated share-based compensation plan (the “Omnibus Plan”) was prepared by the Company in accordance with the applicable stock exchange rules and is in the form of a “rolling 10% plan” reserving for issuance upon the exercise of options granted pursuant to the Omnibus Plan a maximum of 10% of the issued and outstanding Shares. As of June 30, 2025, the Company has (a) stock options outstanding to purchase 4,696,000 Shares at exercise prices ranging from CAD$1.58 to CAD$4.00 per Share with original terms of 5 years, with the last options expiring on February 12 2030; (b) 2,188,866 RSUs issued outstanding; and (c) nil performance share units of the Company (“PSUs”) issued and outstanding.

As at June 30, 2025, the Company had no outstanding warrants (“Warrants”).

ITEM 8:	MARKET FOR SECURITIES
8.1	Trading Price and Volume

The following table provides the high and low prices, and monthly volume for the Shares traded on the TSX for the period indicated (stated in Canadian dollars):

Period	High	Low	Volume

July 2024	2.50	1.94	1,291,500
August 2024	2.12	1.63	851,950
September 2024	2.16	1.64	958,455
October 2024	2.8	1.91	2,007,838
November 2024	2.49	2.05	1,049,158
December 2024	2.38	1.66	852,054
January 2025	1.89	1.63	743,742
February 2025	1.85	1.46	1,301,600
March 2025	1.98	1.39	898,582
April 2025	1.735	1.31	1,074,744
May 2025	2.00	1.52	925,184
June 2025	2.26	1.76	1,146,655

The following table provides the high and low prices, and monthly volume for the Shares traded on the NYSE American for the period indicated (stated in U.S. dollars):

Period	High	Low	Volume
July 2024	1.83	1.39	5,652,455
August 2024	1.56	1.07	5,885,721
September 2024	1.62	1.20	6,053,889
October 2024	2.05	1.4205	7,144,331
November 2024	1.80	1.45	5,255,230
December 2024	1.69	1.16	5,605,047
January 2025	1.30	1.11	3,934,780
February 2025	1.30	1.01	4,677,587
March 2025	1.39	0.9804	6,437,703
April 2025	1.242	0.9292	6,761,674
May 2025	1.46	1.0901	5,482,044
June 2025	1.655	1.28	5,068,379

8.2	Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of the Company that were outstanding as of June 30, 2025 but not listed or quoted on a marketplace are Options and RSUs which were granted under the Omnibus Plan.

The price at which such securities have been issued by the Company during the most recently completed financial year, the number of securities of the class issued at that price and the date on which such securities were issued, as applicable, are detailed below.

Equity Compensation Grants

The Company approved the Omnibus Plan on October 24, 2023, which was subsequently approved by the shareholders on December 1, 2023. The purposes of the Omnibus Plan are to enhance the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, to reward such persons for their sustained contributions and to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of Options, RSU and PSUs to directors, officer, employees and consultants of the Company (each an “Eligible Person”, and each such Eligible Person granted awards pursuant to the Omnibus Plan, a “Participant”).

A summary of the Omnibus Plan can be found in the Company’s management information circular for its annual general and special meeting of shareholders held on December 1, 2023, filed on SEDAR+ at www.sedarplus.ca . Such summary is qualified in its entirety by reference to the full text of the Omnibus Plan, also filed on SEDAR+ at www.sedarplus.ca.

The following table sets forth the number of Options granted under the Omnibus Plan during the most recently completed financial year, the date of grant and the exercise price thereof. During the year ended June 30, 2025, the Company granted a total of 1,810,333 Options.

Date of Grant	Number of Options	Exercise Price Per Option
February 12, 2025	1,810,333	$1.58

The following table sets forth the number of RSUs and PSUs granted under the Omnibus Plan during the most recently completed financial year, the date of grant and the exercise price thereof. During the year ended June 30, 2025, the Company granted a total of 1,139,333 RSUs and nil PSUs.:

Date of Grant	Number and Types of Securities	Exercise Price Per Securities
February 12, 2025	1,139,333 RSUs	N/A
N/A	Nil PSUs	N/A

During the year ended June 30, 2025, the Company did not grant Warrants. No Warrants are outstanding as at June 30, 2025.

ITEM 9:ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10:DIRECTORS AND OFFICERS

10.1Name, Occupation and Security Holding

The Company’s directors are elected by shareholders at each annual general meeting and typically hold office until the end of the next annual meeting at which time they will be re-elected or replaced. The following table sets out the names of the directors and officers, all offices in the Company each now holds, each person’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this AIF.

Name, Position, Province & Country of Residence(1)	Principal Occupations During Last Five Years(1)	Date of Appointment as a Director and/or Officer	Shares Beneficially Owned or Controlled(1) (Percentage of Outstanding Shares)
Dickson Hall Chairman and Director(2)(3)(8) British Columbia, Canada	Director of Bunker Hill Mining Corp.(since 2018); Director of MEC Advisory Limited; Sole manager of Can-China Global Resources Fund; Director of Arcland Resources Inc.(since 2023).	December 2, 2022	57,296(7) (0.03%)

Dr. Peter Megaw Director(4)(5) Arizona, United States

Director of Jade Leader Corp. and Relevant Gold Corp.; former Director of Minaurum Gold Inc. (November 2010 to December 2023); former Chief Exploration Officer of MAG Silver Corp. (February 2006 to May 2024).

		December 2, 2022	152,167 (0.09%)
Maria Tang Director(2)(3) British Columbia, Canada	President, Chief Financial Officer and Director of HempNova LifeTech Corp.; Director of Minco Silver Corporation; former Director of Finance at Revery Architect (until 2019).	December 3, 2021	74,834 (0.04%)
Martin G. Wafforn Director(4)(5) British Columbia, Canada	Senior Vice President, Technical Services and Process Optimization at Pan American Silver Corp. (since January 2007).	November 27, 2017	189,233 (0.11%)
Paul Simpson Director(2)(4) British Columbia, Canada	Corporate securities and mining lawyer at Armstrong Simpson (since July 2001); Director of Silvercorp Metals Inc. (“Silvercorp”)(since February 2003).	September 11, 2023	402,485(6) (0.23%)
Myles Gao Director(3)(5) British Columbia, Canada	General Manager of Bisha Mining Share Company in East Africa; Director of Nevsun Resources (Eritrea) Ltd.	December 1, 2023	158,360 (0.09%)
Jalen Yuan Interim Chief Executive Officer(8) British Columbia, Canada	Interim Chief Executive Officer of the Company (since April 2025); former Chief Financial Officer of the Company (February 2015 to April 2025).	February 17, 2015	401,584 (0.23%)
Chester Xie Interim Chief Financial Officer British Columbia, Canada

Interim Chief Financial Officer of the Company (since April 2025); Financial Controller of the Company (since 2023); former Manager at DMCL Chartered Professional Accountants (July 2021 to December 2022); former Senior Accountant at BDO (March 2019 to June 2021).

		April 16, 2025	9,200 (0.01%)
Alex Zhang Vice President of Exploration British Columbia, Canada	Vice President of Exploration of the Company (since June 2017); Director of Tincorp Metals Inc. (“Tincorp”) (since March 2022).	June 16, 2017	610,867 (0.36%)
Jonathan Hoyles General Counsel and Corporate Secretary(8) British Columbia, Canada

General Counsel of Silvercorp, Tincorp, and the Company (since July 2023); Corporate Secretary of Silvercorp (since October 2023), of the Company (since December 2023), and of Tincorp (since May 2025); former Director (December 2019 to July 2023), Chief Executive Officer (December 2019 to March 2023), and Chief Legal Officer (March 2023 to July 2023) of Perk Labs Inc.

		December 1, 2023	5,000 (0.003%)

Notes:

(1)

The information as to residence, principal occupation or employment and Shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

(2)	Denotes member of the audit committee of the Company (the “Audit Committee”).
(3)	Denotes member of the compensation committee of the Company.
(4)	Denotes member of the corporate governance committee of the Company.
(5)	Denotes member of the technical committee of the Company.
(6)	Of these Shares, 6,000 are held by 1097550 B.C. Ltd.
(7)	Of these Shares, 24,129 are held by 599189 British Columbia Ltd.
(8)	Denotes member of the Disclosure Policy Committee

As of the date of this AIF, all of the directors, officers and control persons of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 2,061,026 Shares representing 1.20% of the 172,184,372 Shares issued and outstanding.

10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, within the 10 years prior to the date of this AIF, is or has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (a) while that person was acting in that capacity was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after that person ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in that capacity.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company, within the 10 years prior to the date of this AIF, is or has been, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company has, within the 10 years prior to this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable making an investment decision.

10.3	Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.3: Risk Factors”.

ITEM 11:	AUDIT COMMITTEE
11.1	Audit Committee Charter

A copy of the Audit Committee Charter (as defined below) is attached hereto as Schedule “A”. A description of the responsibilities, powers and operation of the Audit Committee can be found therein.

11.2	Composition of the Audit Committee

The Audit Committee consists of Maria Tang (Chair), Dickson Hall, and Paul Simpson. All of the members are considered independent and financially literate pursuant to National Instrument 52-110 Audit Committees. The Audit Committee will be re-constituted after the 2025 annual general meeting.

11.3	Relevant Education and Experience

The Audit Committee currently consists of Maria Tang (Chair), Dickson Hall, and Paul Simpson. The directors of the Company have determined that all members of the Audit Committee are “independent” and “financially literate” for the purposes of applicable laws and the rules of the TSX and NYSE American. The directors of the Company have also determined that Maria Tang is an “Audit Committee Financial Expert” for the purposes of applicable laws and the rules of the TSX and NYSE American. The designation of a member of the Audit Committee as an “Audit Committee Financial Expert” does not make the member an “expert” for any purpose, impose any duties, obligations or liability on the member that are greater than those imposed on members of the Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

The Audit Committee operates under the guidelines of the charter of the Audit Committee (the “Audit Committee Charter”) which is reproduced later in this AIF. The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.

In addition, the Audit Committee meets annually with the Company’s auditors both with and without the presence of any members of the Company’s management.

Maria Tang, Director

Ms. Tang has over 20 years of experience in accounting with focus on the mining industry. She has held a number of executive and board leadership positions within this period. Ms. Tang is the President, Chief Financial Officer and Director of HempNova LifeTech Corp. She sits on the board of directors of Minco Silver Corporation. Previously, Ms. Tang served as the Director of Finance at Revery Architect until 2019 as well as the Chief Financial Officer at Silvercorp Metals Inc. and the Chief Financial Officer at New Pacific until 2015. Prior to that, Ms. Tang held positions with Ernst & Young LLP, where she focused on public company audits of mining, pharmaceutical and manufacturing companies. Ms. Tang holds a Bachelor of Science degree from the Nankai University and the Chartered Accountancy and the American Institute of Certified Public Accountant designations.

Dickson Hall, Director

Mr. Hall has over 40 years of experience in finance and corporate development, with a strong emphasis on the mining sector. He is a director of Bunker Hill Mining Corp., Arcland Resources Inc., and MEC Advisors Limited, the sole manager of Can-China Global Resources Fund. He is a former Partner at Valuestone Advisors Limited, sole manager of Valuestone Global Resource Fund I, and a former executive at Hunter Dickinson Inc.

Fluent in Mandarin and well-experienced in Chinese business culture, Mr. Hall has worked with an extensive group of multinationals, trade associations and government organizations with China operations, including British Petroleum, Ranger Petroleum, BC Council of Forest Industries, Government of Canada, Government of British Columbia. Mr. Hall is a graduate of the University of British Columbia.

Paul Simpson, Director

Mr. Simpson is a Vancouver-based corporate securities and mining lawyer with the firm Armstrong Simpson. He also holds a Certificate in Mining Law from Osgoode Hall Law School. Mr. Simpson has over 30 years of experience, predominately advising public companies with international natural resource property holdings.

11.4	Audit Committee Oversight

During the last year, recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

11.5	Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section 4 of the Audit Committee Charter. The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

11.6	External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the services provided by Deloitte LLP, auditors to the Company, to ensure independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended June 30, 2025 (CAD)	Year Ended June 30, 2024 (CAD)
Audit Fees(1)	$ 263,000	$360,000
Audit-Related Fees(2)	-	-
Tax- Fees(3)	-	-
All Other Fees(4)	-	-
Total	$263,000	$360,000

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include the aggregate fees billed for services provided by the principal accountant, other than the services reported in the above items.

ITEM 12:	PROMOTERS

The Company did not retain the services of any promoters within the two most recently completed financial years.

ITEM 13:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS
13.1	Legal Proceedings

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

13.2	Regulatory Actions

There are no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

ITEM 14:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, during the three most recently completed financial years, no director or executive officer, insider, or any associate or affiliate of such insider, or director, or executive officer has had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

The following summarizes the Company’s relationship with related parties since July 1, 2024:

Transactions with related parties	Year ended June 30, 2025
Silvercorp Metals Inc. (“Silvercorp”)(1)	$801,406

Related Party Transactions are entered into based on normal market conditions at the amounts agreed on by the parties. As at June 30, 2025, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Due to related parties	Year ended June 30, 2025
Silvercorp Metals Inc.(1)	$91,687

Note:

●	Silvercorp has one director (Paul Simpson) in common with the Company and shares office space with and provides various general and administrative services to the Company. During the year ended June 30, 2025, the Company recorded total expenses of $801,406 (year ended June 30, 2024 - $823,195) for services rendered and expenses incurred by Silvercorp on behalf of the Company.
ITEM 15:	TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for the Shares is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

ITEM 16:	MATERIAL CONTRACTS

There are no other contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended June 30, 2025, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17:	INTERESTS OF EXPERTS

Names of Experts

Silver Sand PFS Technical Report

The information of a scientific or technical nature regarding the Silver Sand Project included in this AIF is based on the Silver Sand PFS Technical Report was prepared by Mr. Wayne Rogers, P.Eng., and Mr. Mo Molavi, P.Eng., both Principal Mining Engineers with AMC Consultants, Mr. Eugene Tucker, Principal Mining Engineer and Regional Manager with AMC Consultants, Mr. Andrew Holloway P.Eng., Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC, in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with BBA Engineering Ltd., formerly with AMC Consultants, who estimated the mineral resources.

Carangas PEA Technical Report

The information of a scientific or technical nature regarding the Carangas Project included in this AIF is based on the Carangas PEA Technical Report, which was prepared by Mr. Marcelo del Giudice, FAusIMM, Principal Metallurgist with RPM, Mr. Pedro Repetto, SME, P.E., Principal Civil/Geotechnical Engineer with RPM, Mr. Gonzalo Rios, FAusIMM, Executive Consultant – ESG with RPM, Mr.

Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, and Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services. The specific sections for which each qualified person is responsible are outlined in the Carangas PEA Technical Report. This is in addition to Mr. Anderson Candido, FAusIMM, Principal Geologist with RPM who estimated the Mineral Resources.

Interests of Experts

None of the independent consulting geologists and independent QP named in “Item 17 Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

The QPs who were responsible for the preparation of the Silver Sand PFS Technical Report and Carangas PEA Technical Report beneficially own, directly or indirectly, less than 1% of the Shares.

Auditor

Deloitte LLP is the independent registered public accounting firm of the Company and is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the United States Securities Act of 1933, as amended and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ITEM 18:	ADDITIONAL INFORMATION

Additional information on the Company may be found on the Company’s website at www.newpacificmetals.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca. Additional financial information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company’s most recent financial statements and the management discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
NEW PACIFIC METALS CORP.

1.0Purpose of the Committee

1.1The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0Members of the Committee

2.1The Audit Committee shall consist of no less than three Directors, each of whom shall be “independent” as defined in accordance with Canadian National Instrument 52-110 and all applicable securities laws and regulations and all applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations and stock exchange rules.

2.2 The members of the Committee shall be selected annually by the Board and serve at the pleasure of the Board. Each member of the Audit Committee shall be “financially literate” as defined under Canadian National Instrument 52-110, be able to read and understand fundamental financial statements and satisfy all applicable financial literacy requirements of all applicable regulations. Additionally, if the Company is subject to applicable requirements, at least one member of the Committee shall: be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and be an “audit committee financial expert” within the meaning of U.S. federal securities laws.

2.3 None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

3.0Meeting Requirements

3.1The Committee will meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. The Committee may also act by unanimous written consent of all members of the Committee.

3.2A majority of the members of the Committee shall constitute a quorum.

4.0Duties and Responsibilities

The Audit Committee’s function is one of oversight and shall not relieve the Company’s management of its responsibilities for preparing financial statements which accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a)be directly responsible, subject to any authority reserved by law to the Company’s shareholders, for the appointment, compensation, retention, oversight (including resolution of any disagreements between management and the auditors regarding financial reporting) and discharge of the independent public accountants as auditors of the Company (the “auditors”) who perform the annual audit and any other audit, review or other services for the Company in accordance with applicable securities laws;

(b)review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c)review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d)obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company in a manner consistent with the requirements of applicable securities laws and regulations and applicable stock exchange rules; actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor;

(e)review and discuss with management and the auditors the Company’s audited financial statements and accompanying Management’s Discussion and Analysis of Financial Conditions (“MD&A”), including a discussion with the auditors of their judgments as to the quality of the Company’s accounting principles and report on them to the Board;

(f)review and discuss with management the Company’s interim financial statements and interim MD&A and report on them to the Board;

(g)pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(h)evaluate the external auditor’s performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(i)periodically review the adequacy of the Company’s internal controls and ensure that such internal controls are effective;

(j)review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company’s financial reports, and report on them to the Board;

(k)oversee and annually review the Company’s Code of Business Conduct and Ethics;

(l)approve material contracts where the Board of Directors determines that it has a conflict;

(m)establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the auditing matters, internal accounting controls or other accounting matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(n)engage independent counsel and/or other advisors as it determines necessary to carry out its duties;

(o)satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(p)review and monitor all related party transactions which may be entered into by the Company; and

(q)annually review the adequacy of its charter and recommending any changes thereto to the Board.

5.0Miscellaneous

5.1Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

5.2 The Company shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.